Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Financial Statement

The principal components of assets and liabilities as of June 30, 2011 and December 31, 2010 are as follows:

Assets	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Current assets	3,187,099	3,152,116
Non-current assets	9,650,670	9,354,216
Total assets	12,837,769	12,506,332

Liabilities and Shareholders’ Equity	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Current liabilities	1,259,095	1,209,061
Non-current liabilities	4,462,564	4,456,696
Non –parent participation	104,912	108,381
Net equity attributable to parent company Shareholders’ equity	7,011,198	6,732,194
Total net equity and liabilities	12,837,769	12,506,332

As of June 30, 2011, total assets increased by 2.65% or U.S.$ 331 million compared to December 31, 2010. This increase is mainly attributable to an increase in Trade and Account receivables and Property, Plant and Equipment.

Total liabilities increased by U.S.$ 56 million. This increase is mainly attributable to an increase in the category Commercial accounts and Other payables.

The main financial and operating ratios are as follows:

Liquidity ratios	06/30/2011	12/31/2010
Current ratio	2.53	2.61
Acid ratio	1.62	1.72

Debt indicators	06/30/2011	12/31/2010
Debt to equity ratio	0.80	0.83
Short-term debt to total debt	0.22	0.21
Long-term debt to total debt	0.78	0.79

	06/30/2011	06/30/2010
Financial expenses covered	5.35	3.76

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

Operational ratios	06/30/2011	12/31/2010
Inventory turnover	2.49	2.30
Inventory turnover (excluding biological assets)	3.57	3.41
Inventory permanence-days	144.44	156,84
Inventory permanence (excluding biological assets)	100.86	105,55

The liquidity ratio and the acid test for the current period has decreased compared to the period 2010. This is due to an increase in current liabilities compared to the proportional increase in the variation of current assets, which in turn is explained by a decrease of Cash and cash equivalents and an increase of Other Non-Financial liabilities.

As of June 30, 2011, the short-term debt represented 22% of total liabilities compared to 21% as of December 31, 2010.

The ratio of financial expenses covered increased from 3.76 to 5.35. This increase is attributable to higher profits in the current period.

b)	Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registers a profit of U.S.$453 million in 2011 compared to U.S.$297 million in 2010, an increase of U.S.$156 million. The change was attributable to the factors described in the following table:

Item	Million U.S.$
Gross margin	183
Other operating income	41
Administration cost	(103)
Financial costs	(6)
Foreign currency exchange rate	44
Others net	(3)
Net change in income before income tax	156

Gross Margin presents a profit of U.S.$853 million in 2011, an increase of U.S.$183 million compared to U.S.$670 million in 2010, caused by a proportional increase in revenues due to an increase in sales price and volume.

The profit in the exchange rate difference is principally due to a depreciation of the dollar against the Chilean peso and the Euro, currencies in which the Company owns financial investments, tax receivables and other accounts receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	06/30/2011 ThU.S$	06/30/2010 ThU.S$
Pulp	1,139,575	814,667
Sawn timber	363,085	274,661
Panels	641,310	528,323
Forestry	78,417	69,535
Other	12,433	11,083
Total revenues	2,234,820	1,698,269

Sales costs	06/30/2011 ThU.S$	06/30/2010 ThU.S$
Wood	367,054	264,763
Forestry work	283,354	199,917
Depreciation	107,432	84,112
Other costs	623,824	479,155
Total sales costs	1,381,664	1,027,947

Profitability index	06/30/2011	12/31/2010
Profitability on equity	10.31	10.60
Profitability on assets	5.68	5.86
Return on operating assets	7.29	7.04

Profitability ratios	06/30/2011	06/30/2010
Income per share (U.S.$) (1)	3.13	2.09
EBITDA( MThU.S.$)	669,415	599,542
Income after tax (ThU.S.$) (2)	359,599	237,277
Gross margin (ThU.S.$)	853,156	670,322
Financial costs (ThU.S.$)	(104,095)	(107,563)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

3.	DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

4.	MARKET SITUATION

Pulp

The second quarter of 2011 showed fluctuations in the market trends; most of them were expected and obeyed to seasonal trends variations. April and May registered a strong demand and high prices. However, this stopped in June when price adjustments occurred across different markets, especially in the spot market. Additionally, producers began offering in non-active markets due to the downward tendency in prices and the lack of demand in their traditional markets. Another factor is that at current price levels, the world production capacity is operating at nearly 100%. Mills in North America and Europe that halted operations during 2008-2009 are nowadays producing back again. Generally, these are plants that do not have a stable or regular client portfolio, and are the first to suffer a low demand leading them to lower its price. This is particularly significant in North America where U.S. demand continues to stay low and with no signs of immediate future recovery. This has made Canadian pulp producers to concentrate its sales towards the Asian market, especially in China, Japan and Korea. Until June, 2011 Chinese pulp imports coming from Canada increased 100%.

The Chinese market began to show a lower demand as a consequence of the lower activity experienced during the summer. Further, the activity has been decreasing due to energy restrictions imposed to paper manufacturers in China . Although our demand and sales during the quarter in China were normal, we began to observe a downward adjustment in local pulp prices and sales at lower-than-market levels coming from some producers that during May-June had difficulties in closing their normal sales volumes in such market.

In the rest of Asia and Europe the situation was similar to that of China, however, in some of these markets the overcapacity in paper production continued to have an important impact over paper producer’s margins. In order to revert this situation, during this second quarter some important actions were undertaken, especially in Korea and Switzerland, such as the closure of paper mills which contributed to take out paper production from the market. In Europe the paper manufacturers anticipate a difficult scenario if production capacity does not adjust to demand, particularly in printing and writing paper markets. Likewise, Europe is facing slow activity, due to the summer season. Overall, positive results are expected but not until the last quarter of this year.

In line with the abovementioned, North America continues with rather low domestic demand and no major changes are expected in the near future.

Latin America continues with a very active and strong demand. In this market, prices remain stable and only a moderate adjustment is expected compared to other market. Such adjustment will result mainly as a consequence of world market trends and to avoid that spot pulp producers from North America make world prices fall significantly.

The plant production has been normal, however the billing quarter was affected by the strike in Lirquén port during the month of June. This strike affected the shipment capacity in containers and ship bulkers, having to postpone shipping and therefore invoicing. This situation will be normalized in the next few weeks.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Sawn Timber

The real estate and construction markets in the United States still remained at low levels during the second quarter of 2011. In June 2011, the Housing Starts index reached 629,000 units per year. The current levels of construction remain to be low when compared to the average of last ten years.

During the second quarter of this year, there was a recovery in sale prices of moldings and sawn timber when compared to the last. This was the result of a higher demand seen in the market.

Additionally, during this quarter wood products continued to have a favorable demand in most markets, especially in Asia. This caused sale prices to increase in China, Korea, Japan and Taiwan.

Since June, 2011, wood and log stocks in China had been increasing. This might negatively affect sawn timber sales prices during the third quarter of this year.

Panels

At the end of the second quarter of this year, consolidated sales of the panel division showed an increase of 19.5% compared to the same quarter of 2010. Sales volume increased in the same period by 6%. Overall, during this quarter has showed a recovery in market prices together with an increase in sales volume.

Plywood sales volume climbed 31% driven by an increase in the shipments to Europe and Asia that came with important price recoveries. The U.S. market also experienced a strong increase in sales volume but the price levels remained more stable.

Sales volume of MDF products fell nearly 5% mainly due to a drop in the Brazilian and Chilean markets. Particleboard sales volume increased 5% mainly due to a higher demand in Argentina.

Our MDF molding segment decreased its sales volume during this second quarter, however, the average price increased near 5%. The MDF molding market remains very slow given the weak demand in the North American construction sector.

Our Hard Board business experienced a drop in sales volume of 11% mainly explained by a decreased in supply, together with a strong price increase which was near 20% compared to the same period last year. Overall, demand for our Hard Board products has continued to increase driven by a lower world supply of this product from competitors.

Currently a board plant is under construction (Particle Board of Medium density) in Teno,

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Curicó Province, 7th Region of Maule. The plant will have a capacity of 985.0003 feet and an electric line of 154 Kv will be given to the plant from the electric station in Teno. Likewise, it will create additional value to its products through an impregnating paper plant and two rows of melamine which may cover up to 80% of the boards produced by the plant.

The project that already has all its environmental permits, will start operating the first quarter of 2012, and will imply an investment of US$120 million.

5.	ANALYSIS OF CASH FLOW

The main components of net cash flow as of June 30, 2011 and 2010 are as follows:

	06/30/2011 MUS$	06/30/2010 MUS$
Positive (negative) Cash flow
Cash flow from operating activities	347,069	387,615
Cash flow from financing activities:
Loan and bond payments	(18,679)	(170,869)
Dividend payments	(196,354)	(63,821)
Others	819	873
Cash flow from investment activities:
Purchase and sales of permanent investments	(35,738)	(37,536)
Incorporation and sale of property, plant and equipment	(261,756)	(218,238)
Incorporation and sale of biological assets	(62,884)	(59,610)
Loan to related companies	(91,630)	0
Other	(5,531)	(1,104)
Net cash flow for the period	(324,683)	(162,690)

We had a positive operating cash flow of U.S.$357 million in the current period compared to a positive balance of U.S.$388 million in 2010. This drop is mainly due to the payment of higher income taxes during the 2011 period.

Cash flow from financing activities as of June 30,2011 had a negative balance of U.S.$214 million compared to a negative balance of U.S.$234 million for the same period in 2010. This change resulted from less loan payments made in the year 2011, offset by higher dividend payments in 2011.

The investment cash flow decreased U.S. $468 million (U.S.$316 million in period 2010) at the end of the current period mainly due to an increase in capital contributions loans made to affiliated companies and payments for acquisition of property, plant and equipment.

6.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2011, a ratio of fixed rate debt to total consolidated debt of approximately 92.9%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEETS

	Note	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	721,218	1,043,834
Other financial current assets	23	1,458	2,909
Other current non-financial assets		216,325	177,140
Trade and Other receivables-net	23	947,980	774,289
Related party receivables	13	99,721	18,074
Inventories	3	820,842	727,535
Biological assets, current	20	324,900	344,096
Tax receivables		40,547	50,131
Total Current Assets other than assets or disposal groups classified as held for sale or as held for distribution to owners		3,172,991	3,138,008
Non-Current Assets or disposal groups classified as held for sale	22	14,108	14,108
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		14,108	14,108
Total Current Assets		3,187,099	3,152,116
Other non-current financial assets	23	60,288	53,407
Other non-current and non-financial assets		64,456	52,352
Trade receivables, non current	23	10,164	11,965
Investment in associates accounted for using equity method	15	528,210	498,204
Intangible assets	19	17,756	11,127
Goodwill		70,461	66,231
Property, plant and equipment	7	5,265,912	5,088,745
Biological assets, non-current	20	3,505,380	3,446,862
Deferred tax assets	6	128,043	125,323
Total non-current assets		9,650,670	9,354,216
Total Assets		12,837,769	12,506,332

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEETS (continued)

	Note	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Liabilities
Current Liabilities
Other financial liabilities, current	23	577,338	554,673
Trade and Other payables	23	413,617	362,182
Related party payables	13	14,448	9,209
Other provisions, current	18	7,479	5,842
Tax liabilities		45,001	62,887
Current provision for employee benefits	10	3,478	3,312
Other current financial liabilities	25	197,734	210,956
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,259,095	1,209,061
Total Current Liabilities		1,259,095	1,209,061
Non-Current Liabilities
Other non-current financial liabilities	23	2,882,770	2,909,429
Other non-current provisions	18	9,385	7,609
Deferred tax liabilities	6	1,387,381	1,369,489
Non-current provision for employee benefits	10	37,887	35,964
Other non-current financial liabilities		145,141	134,205
Total non-current liabilities		4,462,564	4,456,696
Total liabilities		5,721,659	5,665,757
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,532,928	6,320,264
Other reserves		125,094	58,754
Net equity attributable to parent company		7,011,198	6,732,194
Non-controlling interest		104,912	108,381
Total net equity		7,116,110	6,840,575
Total net equity and liabilities		12,837,769	12,506,332

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-June		April - June
		2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Income Statement
Revenue	9	2,234,820	1,698,269	1,187,771	913,389
Cost of sales		(1,381,664)	(1,027,947)	(738,035)	(536,126)
Gross Income		853,156	670,322	449,736	377,263
Other operating income	2	137,524	96,518	72.949	61.207
Distribution costs	2	(229,783)	(167,806)	(118,551)	(89,939)
Administrative expenses	2	(192,815)	(152,071)	(107,778)	(75,796)
Other operating expenses	2	(31,521)	(25,683)	(18,546)	12,776
Other income (loss)		(1)	275	68	367
Financial income		11,406	10,728	4,120	2,144
Financial costs	2	(104,095)	(107,563)	(52,520)	(57,628)
Participation in (loss) income in associates and joint ventures accounted through equity method	15	(8,277)	(2,119)	(4,381)	(615)
Exchange rate differences		17,656	(25,990)	4,490	(8,407)
Income before income tax		453,250	296,611	229,587	221,372
Income tax	6	(93,651)	(59,334)	(46,491)	(46,623)
Income from continuing operations		359,599	237,277	183,096	174.749
Net Income		359,599	237,277	183,096	174,749
Income attributable to equity holders
Income attributable to parent company		354,065	236,529	181,578	174,073
Income attributable to non-parent company		5,534	748	1,518	676
Net Income		359,599	237,277	183,096	174,749
Basic earnings per share
Earnings per share from continuing operations		0.0031291	0.0020904	0.0016047	0.0015384
		0.0031291	0.0020904	0.0016047	0.0015384
Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0031291	0.0020904	0.0016047	0.0015384
Basic earnings per diluted share		0.0031219	0.0020904	0.0016047	0.0015384

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

COMPREHENSIVE INCOME STATEMENTS

	Note	January-June		April- June
		2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Net Income		359,599	237,277	183,096	174,749
Other comprehensive income, net of tax
Exchange difference on conversion
Gain (loss) for exchange differences, before tax	11	73,162	(30,719)	48,827	(11,251)
Cash flow hedges
Gain (loss) for cash flow hedges, before tax		(4,183)	(1,896)	110	(8,405)
Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		(334)	41	380	137
Other comprehensive income, net of tax		68,645	(32,574)	49,317	(19,519)
Comprehensive income statement
Income tax related to Other comprehensive income
Income tax related to Cash flow hedges on Other comprehensive income		1,043	322	588	1,428
Other comprehensive income		69,688	(32,252)	49,905	(18,091)
Total comprehensive income		429,287	205,025	233,001	156,658

Comprehensive Income Statement attributable to:

Comprehensive income statement attributable to parent company		420,405	206,057	229,274	156,616
Comprehensive income statement attributable to controlling interest		8,882	(1,032)	3,727	42
Total comprehensive income		429,287	205,025	233,001	156,658

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Changes in Net Equity

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN NET EQUITY

06/30/2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$	Other Reserves Total ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non-controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575
Changes in equity
Comprehensive income statement
Net income	0	0	0	0	0	354,065	354,065	5,534	359,599
Other comprehensive income, net of tax	0	69,814	(3,140)	(334)	66,340	0	66,340	3,348	69,688
Comprehensive income	0	69,814	(3,140)	(334)	66.340	354,065	420,405	8,882	429,287
Dividends	0	0	0	0	0	(141,401)	(141,401)	0	(141,401)
Increase (decrease) for transfer and other changes	0	0	0	0	0	0	0	(12,351)	(12,351)
Total Changes in equity	0	69,814	(3,140)	(334)	66,340	212,664	279,004	(3,469)	275,535
Closing balance at 06/30/2011	353,176	142,513	(17,219)	(200)	125,094	6,532,928	7,011,198	104,912	7,116,110

06/30/2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$	Other Reserves Total ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non-controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2011	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
Changes in equity
Comprehensive income statement
Net income	0	0	0	0	0	236,529	236,529	748	237,277
Other comprehensive income, net of tax	0	(28,939)	(1,574)	41	(30,472)	0	(30,472)	(1,780)	(32,252)
Comprehensive income	0	(28,939)	(1,574)	41	(30,472)	236,529	206,057	(1,032)	205,025
Dividends	0	0	0	0	0	(97,218)	(97,218)	0	(97,218)
Increase (decrease) for transfer and other changes	0	0	0	0	0	0	0	(10,622)	(10,622)
Total Changes in equity	0	(28,939)	(1,574)	41	(30,472)	139,311	108,839	(11,654)	97,185
Closing balance at 06/30/2010	353,176	(1,388)	(6,394)	(1,072)	(8,854)	6,033,110	6,377,432	102,186	6,479,618

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flows-Direct Method

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS-DIRECT METHOD

	06/30/2011 ThU.S.$	06/30/2010 ThU.S.$
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	2,274,344	1,793,038
	2,048	0
Other cash receipts from operating activities	126,606	73,254
Classes of cash payments
Payments to suppliers for goods and services	(1,743,628)	(1,317,839)
Payments to and behalf of employees	(152,130)	(103,219)
Other cash payments from operating activities	(3,878)	(5,069)
	1,753	6,353
Interest paid	(92,230)	(94,348)
Interest received	9,146	5,564
Income taxes refund (paid)	(74,623)	28,225
Other (outflows) inflows of cash, net	(339)	1,656
Net Cash flows from Operating Activities	347,069	387,615
Cash flows from (used in) Investing Activities
Cash flows used to obtain control of subsidiaries or other businesses	0	(6,977)
	(779)	0
Other cash payments to acquire interests in joint ventures	(34,959)	(30,559)
Capital contributions to joint ventures	(91,630)	0
Proceeds from sale of property, plant and equipment	7,326	1,069
Purchase of property, plant and equipment	(269,082)	(219,307)
Purchase of intangible assets	(6,639)	(150)
Proceeds from other long-term assets	3,073	490
Purchase of other long-term assets	(65,957)	(60,100)
Cash receipts from repayment of advances and loans made to other parties	0	118
Other outflows of cash, net	1,108	(1,072)
Cash flows used in Investing Activities	(457,539)	(316,488)
Cash flows from (used in) Financing Activities
	0	26,640
Proceeds from short-term borrowings	62,622	0
Repayments of borrowings	(81,300)	(197,509)
Dividends paid	(196,354)	(63,821)
Other inflows of cash, net	819	873
Cash flows from (used in) Financing Activities	(214,213)	(233,817)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(324,683)	(162,690)
Effect of exchange rate changes on cash and cash equivalents	2,067	(13,188)
Net increase (decrease) of Cash and Cash equivalents	(322,616)	(175,878)
Cash and cash equivalents, at the beginning of the period	1,043,834	534,199
Cash and cash equivalents, at the end of the period	721,218	358,321

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (Arauco), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Celulosa Arauco y Constitución S.A. and subsidiaries (hereinafter “Arauco”) is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco cover the following periods:

•	Consolidated Balance Sheet as of June 30, 2011.

•	Consolidated Statement of Income for the period ended June 30, 2011.

•	Comprehensive Income Statement for the period ended June 30, 2011.

•	Consolidated Statement of Changes in Net Equity for the period ended June 30, 2011.

•	Consolidated Statement of Cash Flows – Direct Method for the period ended June 30, 2011.

•	Disclosure of Explanatory Information (notes).

Date of Approval of Financial Statements

The issuance of these interim consolidated financial statements for the period between January 1, 2011 and June 30, 2011 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 452 of August 23, 2011.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Functional and Reporting Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

The financial information included herein is presented in thousands of U.S. Dollars without decimals.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are considered to be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated financial statements of Arauco include the balance sheet, statements of income from operations and cash flows in accordance with IFRS.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

IFRS Compliance Declaration

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), which have been adopted in Chile under the title “Financial Reporting Standards in Chile” (NIFCH) and represent the wholesale adoption, explicitly and without reservation, of IFRS.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 06/30/2011 (ThU.S. $)	Amount at 12/31/2010 (ThU.S. $)	Interest Coverage >= 2.0x		Debt Level(1) <= 1.2x		Debt Level(2) <= 0.75x
Local Bonds	691,828	677,362		N/A	✓			N/A
Forestal Río Grande S.A. Loan	86,788	104,144	✓	(3)		N/A	✓	(3)
Bilateral Bank Loan	240,234	240,260	✓		✓			N/A
Other Loans	53,396	53,152		No Financial Covenants Required
Foreign Bonds	2,379,599	2,374,258		No Financial Covenants Required

N/A: Not applicable for the instrument

(1) Debt Level (financial debt divided by: equity plus minority interest)

(2) Debt Level (financial debt divided by: total assets)

(3) Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

As of June 30, 2011, Arauco has complied with all financial covenants.

Debt instruments ratings as of June 30, 2011 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	—	AA	—	AA
Foreign Bonds	BBB	BBB+	Baa2	—

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Capital (in Thousands of U.S. Dollars) as of June 30 2011, and December 31, 2010, are as follow:

In ThU.S.$	06/30/2011	12/31/2010
Equity	7,116,110	6,840,575
Bank Loans	380,418	397,556
Financial Leases	200	393
Bonds	3,071,427	3,051,620
Capital	10,568,155	10,290,144

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Arauco considers it unlikely that future uncertainty risks will result in any significant adjustment to the book value of assets and liabilities within the current financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly. Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying interim consolidated financial statements as of June 30, 2011 were prepared in accordance with current IFRS accounting policies, uniformly applied to all items in these interim consolidated financial statements.

a) Basis for Presentation of financial statements

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

The interim consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

There have been some minor reclassifications to prior period financial statements, for presentation purposes.

b) Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

•	Property, Plant and Equipment

Management prepared the corresponding valuations based on a report issued by a third party expert.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

•	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

•	Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to calculate the valuation of forest plantations are presented in Note 20.

•	Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits. Future effects on Arauco’s financial condition resulting from these lawsuits are estimated by the management of the Company, in collaboration with its legal advisors. Arauco reserves appropriate contingency estimates on each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation, which decisions are based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Unrealized earnings from subsidiary operations have been eliminated from the interim consolidated financial statements and minority shareholder equity is recognized in the equity balance.

Interim consolidated financial statements for the period ended June 30, 2011 and 2010, include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos, their main functional currencies. For consolidation purposes, they have been translated as indicated in Note 1 (e) (ii).

d) Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

Detailed financial information by segment is presented in Note 24.

e) Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The interim consolidated financial statements are presented in U.S. Dollars, which is Arauco’s functional and presentation currency.

(ii) Foreign Currency Translations other than the Arauco’s functional currency – Subsidiaries and Associates

The income statements of subsidiaries, whose functional and presentational currencies are not the U.S. Dollar, are translated into the Arauco reporting currency (U.S. Dollars) using the average monthly exchange rates, whereas the balance sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the translation of net investments in foreign entities are recorded directly in shareholders’ equity as Conversion reserves, as shown in the statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except those that match with the deferral in net equity, such as gains and losses derived from cash flow hedges.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g) Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other Financial Liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method. A provision of bad debts is recorded to reflect uncollectable amounts.

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

h) Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

i) Assets held for sale

Non-current assets held for sale are measured at the lower of book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction that is highly likely to be carried out. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan. Likewise, management must also expect that the sale will be qualified for full recognition within one year following the date of its classification.

Non-current assets classified as held for sale are not depreciated.

j) Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The goodwill acquired in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Other income (loss).

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement or comprehensive income statement in the period in which they occur, depending where the investment was classified.

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling interest is presented as a separate component of equity.

k) Investments in associates

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Other income (loss).

l) Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs. These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

m) Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

n) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

o) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial Leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

p) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are presented in the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

q) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available.

r) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified and recognized with the best possible estimate at the end of each period.

s) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that generally revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

t) Minimum dividend

Article No. 79 of the Private Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net income for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable income, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this interim consolidated financial statement under Other non-current Financial Liabilities.

u) Impairment

Non-financial Assets

The carrying amounts of tangible and intangible assets are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

The impairment loss is measured as the difference between the book value of assets and the current value of estimated future cash flows. The asset value will be presented net of the loss recognized directly in income. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

v) Employee Benefit Costs

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

w) Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at nominal value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

x) Joint Venture Equity

Joint venture equity is recognized using the equity method.

y) Recent accounting pronouncements

At the date of issuance of these interim consolidated financial statements, the following accounting pronouncements were issued by the IASB .

a) New standards, interpretations, amendments and improvements mandatory since January 1, 2011 which currently are not applicable or relevant to the Company.

Rules and interpretations	Content	Mandatory application date
IAS 24 (reviewed)	Disclosure of related parties	January 1, 2011
IFRIC 19	Extinguishing financial liabilities with equity instruments	January 1, 2010

Rules and amendments	Content	Mandatory application date
IAS 32	Classification for issuance rights	February 1, 2010
IFRIC 14	Pre-payments of minimum funding requirement	January 1, 2011

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

b) New issued standards, interpretations and amendments not in effect for year 2011, for which there has been not been made any decision in advance.

Rules and interpretations	Content	Mandatory application date
IAS 19	Benefits to empleyees	January 1, 2013
IFRS 9	Financial instruments	January 1. 2013
IFRS 10	Consolidated financial statements	January 1,2013
IFRS 11	Joint Agreement	January 1,2013
IFRS 12	Disclosure of shareholdings in other entities	January 1,2013
IFRS 13	Fair value measurement	January 1,2013

Rules and amendments	Content	Mandatory application date
IAS 12	Income tax	January 1, 2012
IFRS 7	Disclosure of financial instruments	July 1, 2011
IAS 1	Filing of financial statements

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	06/30/2011	12/31/2010
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Other Financial Liabilities current and non-current, have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)	Debt ratio must not exceed 1.2

ii)	Interest hedging index cannot be less than 2.0

At closing date Arauco complied with the totality of these restrictions.

	06/30/2011	12/31/2010
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid each year corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

The ThUS$141,401 (ThUS$97,218 as of June, 2010) presented in Consolidated Statement of Changes in Net Equity corresponds to the provision of minimum dividend registered (see Note 25).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Dividends paid during years 2011 and 2010 and the corresponding amount per share

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-10-2011
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 182,770
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.61525

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Provisional Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-15-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 182,770
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.7557

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-10-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 56,758
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.50161

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other Reserves.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to Arauco’s portion of gains or swap net losses resulting from hedging as of the end of each fiscal year.

Other Reserves

This mainly corresponds to the value in Other comprehensive income of investment in associates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financing Costs and Participation in income (loss) of associates and joint venture as of June 30, 2011 and 2010, respectively.

	January - June		April - June
	2011	2010	2011	2010
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	137,524	96,518	72,949	61,207
Gain from changes in fair value of biological assets	114,969	72,627	57,785	41,346
Revenue from export promotion	3,232	3,013	1,651	1,657
Earthquake insurance net effect	1,920	9,650	1,512	9,650
Leases received	1,695	1,228	884	557
Gain on sales of fixed assets	3,242	458	3,032	81
Other operating results	12,466	9,542	8,085	7,916
Classes of Other Expenses by activity
Total of other expenses by activity	(31,521)	(25,683)	(18,546)	12,776
Depreciations	(498)	(1,294)	(347)	(550)
Contingent provision	(2,977)	(1,205)	(2,137)	(1,172)
Assets provision	(616)	(129)	18	(13)
Expenses due to downtime of processing plants	(3,804)	(1,406)	(2,849)	(1,372)
Fines, readjustments and interests	(503)	(2,308)	(396)	(1,654)
Loss of forest	(3,745)	(6,514)	(189)	(6,514)
Other taxes	(2,374)	(2,392)	(1,278)	(1,153)
Earthquake expenses	0	0	0	27,328
Research and development expenses	(1,588)	(1,212))	(924)	(561)
Compensation and eviction	(1,816)	(539)	(1,213)	(539)
Other expenses	(13,600)	(8.684)	(9,231)	(1,024)
Classes of Financing Costs
Financing Costs, Total	(104,095)	(107,563)	(52,520)	(57,628)
Interest costs	(91,728)	(97,902)	(47,307)	(51,516)
Bank loans and interest bearing bonds issued	(91,728)	(97,902)	(47,307)	(51,516)
Other financing costs	(12,367)	(9,661)	(5,213)	(6,112)
Classes of Participation in Income (Loss) of associates and joint venture accounted through Equity Method
Total	(8,277)	(2,199)	(4,381)	(615)
Investments in associates	(940)	283	(1,109)	118
Joint ventures	(7,337)	(2,402)	(3,272)	(733)

Balance of Expenses by nature:
	January - June		April - June
	2011	2010	2011	2010
Distribution expenses	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Sale costs	28,523	22,679	12,889	11,653
Commissions	7,873	4,567	4,414	1,731
Insurances	1,648	1,147	1,019	594
Other sales expenses	19,002	16,965	7,456	9,328
Shipping and freight costs	201,260	145,127	105,662	78,286
Port services	1,671	2,258	1,218	1,215
Freights	188,429	135,331	98,694	73,015
Other shipping and freight costs	11,160	7,538	5,750	4,056
Total	229,783	167,806	118,551	89,939

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	January - June		April - June
	2011	2010	2011	2010
Administration expenses	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Wage and salaries	79,640	64,917	43,698	34,571
Marketing, advertising, promotion and publications expenses	2,808	3,390	1,306	1,380
Insurances	7,084	4,303	4,887	2,108
Depreciations and amortization not paid	4,739	4,930	2,407	2,542
Computer services	5,003	5,090	1,361	3,465
Office, warehouse and machinery leases	5,879	4,002	3,344	1,633
External audits	1,527	2,351	742	1,099
Donations, contributions, grants	5,414	7,638	3,591	1,517
Fees (advices technical, legal)	17,320	13,318	7,183	4,816
Property taxes, patents and municipal rights	9,007	7,740	5,675	5,553
Other administration expenses	54,394	34,392	33,584	17,112
Total	192,815	152,071	107,778	75,796

		2011	2010	2011	2010
Expenses for	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Depreciations	7	113,992	109,312	57,279	65,015
Employee benefits	10	158,138	104,277	80,175	49,651
Amortization	19	627	883	291	461

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES (IAS 2)

Components of Inventory	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Raw Materials	103,929	86,617
Production Supplies	68,759	65,154
Work in progress	48,972	62,612
Finished goods	488,188	426,447
Parts	110,854	86,532
Other Inventories	140	173
Total Inventories	820,842	727,535

As of June 30, 2011, a cost of sales of inventories amounted to ThU.S.$ 1,374,583 (ThU.S.$1,006,890 as of June 30, 2010).

As of June 30, 2011, a net increase in the provision for obsolescence effects of ThU.S.$1,086 was recognized (ThU.S.$324 as of December 31, 2010); therefore, the provision balance as of June 30, 2011 amounted to ThU.S.$8,286 (ThU.S.$7,200 as of December 31, 2010).

The inventories write-off amounted to ThU.S.$601 as of June 30, 2011.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash or cash equivalents that are freely available.

	06/30/2011	12/31/2010
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	409	263
Banks	25,015	69,692
Short term deposit	366,554	705,694
Mutual funds	329,237	267,811
Other cash and cash equivalents	3	374
Total	721,218	1,043,834

The following tables detail the value of the cost of the investment in Dynea Brasil S.A. dated March 15, 2010, Savitar (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired in order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

2010 Purchase of Investments	ThU.S.$
Acquisition: Dynea Brasil S.A.
Cash paid for acquisitions and cash equivalents	15,000
Cash and cash equivalents held by acquired entities	(8,023)
Net cash paid to acquire entities	6,977

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity	22,613

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of June 30, 2011 and applied uniformly to all items presented in these interim consolidated financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of June 30, 2011 do not show changes in accounting policies compared to the same period last year.

The consolidated financial statements of Arauco as of December 31, 2009 are the Group’s first annual financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES (IAS 12)

The tax rate applicable to the major companies in which Arauco participates is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	06/30/2011 ThU.S. $	12/31/2010 ThU.S. $
Deferred Tax Assets related to Provisions	5,468	4,658
Deferred Tax Assets related to accrued liabilities	4,359	4,601
Deferred Tax Assets related to Post-Employment obligations	6,993	6,616
Deferred Tax Assets related to Revaluation of Property, Plant and equipment	1,095	2,339
Deferred Tax Assets related to Financial Instruments Restatements	991	1,370
Deferred Tax Assets related to tax losses	64,582	56,724
Valuation of biological assets	7,221	8,805
Valuation of inventory	4,453	9,034
Income provision	3,274	2,765
Trade debtors and receivables	3,221	3,940
Intangible revaluation differences	26,194	24,370
Deferred Tax Assets related to Others	192	101
Deferred Tax Assets Total	128,043	125,323

As of the date of the present financial statement some of Arauco’s subsidiaries present tax losses of ThU.S.$240,050 (ThU.S.$260,701 as of March 31, 2010) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	06/30/2011 ThU.S. $	12/31/2010 ThU.S. $
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	703,375	686,408
Deferred Tax Liabilities related to Financial Instrument restatement	14,229	13,751
Valuation of biological asset	524,288	511,401
Valuation of inventory	15,957	12,450
Valuation of prepaid expenses Differences in valuation of deferred expenditures	74,929 41,532	76,539 35,130
Deferred Tax Liabilities related to Others	13,071	33,810
Deferred Tax Liabilities Total	1,387,381	1,369,489

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$15,235 and ThU.S.$158,787 respectively, will be used in a period of 12 months.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal right to offset amounts recognized in these items that correspond to different fiscal jurisdictions.

Temporary Differences

The following tables summarize current asset and liability timing differences:

	06/30/2011		12/31/2010
Detail of Classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	63,461	0	68,599	0
Tax Loss	64,582	0	56,724	0
Deferred Tax Liabilities	0	1,387,381	0	1,369,489
Total	128,043	1,387,381	125,323	1,369,489

Detail of Temporary Difference Income and Loss Amounts	January-June		April-June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Deferred Tax Assets	(12,305)	1,170	(2,964)	1,730
Tax Loss	12,250	4,625	519	(457)
Deferred Tax Liabilities	(1,544)	(43,233)	9,717	(14,686)
Total	(1,599)	(37,438)	7,272	(13,413)

Income Tax Expense (Income)

Income Tax consists of the following:

Income tax composition	January-June		April-June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Current income tax expense	(94,871)	(27,164)	(55,712)	(34,470)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	53	5,681	53	1,472
Previous period current tax adjustments	2,316	(269)	1,367	(86)
Other current tax expenses	450	(144)	529	(126)
Current Tax Expense, Net	(92,052)	(21,896)	(53,763)	(33,210)
Deferred expense from taxes relative to the creation and reversion of temporary differences	(19,110)	(42,063)	3,497	(12,956)
Deferred income from taxes relative to tax rate changes or new fees	5,261	0	3,256	0
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	12,250	4,625	519	(457)
Total Deferred Tax Expense, Net	(1,599)	(37,438)	7,272	(13,413)
Income Tax Expense, Total	(93,651)	(59,334)	(46,491)	(46,623)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following table details the income tax for foreign and national companies as of June 30, 2011 and 2010 respectively:

	January-June		April-June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Foreign current tax	(28,414)	(22,584)	(15,435)	(15,299)
National current tax	(63,638)	688	(38,328)	(17,911)
Current tax, Total	(92,052)	(21,896)	(53,763)	(33,210)
Foreign deferred tax	9,002	8,935	6,427	4,259
National deferred tax	(10,601)	(46,373)	845	(17,672)
Deferred tax, Total	(1,599)	(37,438)	7,272	(13,413)
Income (expense) due to Income Tax, Total	(93,651)	(59,334)	(46,491)	(46,623)

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	January-June		April- June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Tax Expense Using Statutory Rate	(90,650)	(50,424)	(45,917)	(37,484)
Tax effect of rates in other jurisdictions	(6,172)	(4,495)	(695)	(690)
Tax effect of non taxable ordinary income	6,649	6,954	2,267	6,365
Tax effect of non tax deductible expenses	(8,090)	(7,864)	84	(7,122)
Tax effect of tax loses unrecognized for previous periods	(314)	0	(1,048)	0
Tax effect of tax rates changes	5,234	0	2,723	0
Tax effect of excess tax for previous periods	2,316	(269)	1,367	(86)
Other Increases (Decreases) Legal Taxes	(2,624)	(3,236)	(5,272)	(7,606)
Adjustment to Tax Expense using the Statutory Rate, Total	(3,001)	(8,910)	(574)	(9,139)
Tax Expenses Using the Effective Rate	(93,651)	(59,334)	(46,491)	(46,623)

The effect of deferred taxes related to financial hedging instruments corresponds to a credit (subscription) of ThU.S.$ 1,043 as of June 30, 2011 (ThU.S.$322 as of June 30, 2010), which presents net in Hedge reserves in the Statement of Changes in Net Equity.

On July 30, 2010 Law N. 20.455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

The effect on the change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

Properties, Plant and Equipment, Net	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Construction in progress	568,427	562,309
Land	840,195	821,288
Buildings	1,446,437	1,417,684
Plant and equipment	2,315,319	2,188,323
Information technology equipment	16,411	16,963
Fixed facilities and accessories	3,673	3,657
Motorized vehicles	9,137	10,057
Others	66,313	68,464
Total Net	5,265,912	5,088,745
Properties, Plant and Equipment, Gross
Constructions in progress	568,427	562,309
Land	840,195	821,288
Buildings	2,582,885	2,523,397
Plant and equipment	4,323,094	4,180,142
Information technology equipment	43,555	43,614
Fixed facilities and accessories	17,602	17,339
Motorized vehicles	31,596	32,328
Others	105,247	110,076
Total Gross	8,512,601	8,290,493
Accumulated depreciation and impairment
Buildings	(1,136,448)	(1,105,713)
Plant and equipment	(2,007,775)	(1,991,819)
Information technology equipment	(27,144)	(26,651)
Fixed facilities and accessories	(13,929)	(13,682)
Motorized vehicles	(22,459)	(22,271)
Others	(38,934)	(41,612)
Total	(3,246,689)	(3,201,748)

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	06/30/2011 ThU.S$	12/31/2010 ThU.S$
Collateral amount of property, plant and equipment	56,813	56,272

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Commitments for project disbursements or for the acquisition of property, plant and equipment

	06/30/2011 ThU.S$	12/31/2010 ThU.S$
Amount committed for the acquisition of property, plant and equipment	137,310	268,391

	06/30/2011 ThU.S$	12/31/2010 ThU.S$
Disbursements for property, plant and equipment under construction	198,525	361,598

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of June 30, 2011 and December 31, 2010:

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2011	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745
Changes
Additions	259,734	1,654	1,708	2,674	12	102	307	5,384	271,575
Dispositions	0	(151)	(485)	(114)	0	(9)	(46)	(1,665)	(2,470)
Withdrawals	(8,190)	(39)	(63)	(1,084)	(2)	0	0	(6,478)	(15,856)
Depreciation costs	0	0	(36,042)	(84,457)	(977)	(344)	(1,271)	(679)	(123,770)
Net movement of earthquake assets	(61,209)	0	(1,254)	62,557	252	(2)	(344)	0	0
Exchange rate increase (decrease) of foreign currency	3,397	16,764	5,611	20,533	0	1	250	1,132	47,688
Other increase/decrease	(187,614)	679	59,278	126,887	163	268	184	155	0
Total Changes	6,118	18,907	(28,753)	(126,996)	(552)	16	(920)	(2,151)	177,167
Closing balance 06/30/2011	568,427	840,195	1,446,437	2,315,319	16,411	3,673	9,137	66,313	5,265,912

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	361,598	81,610	18,463	14,086	186	234	2,265	4,758	483,200
Acquisitions of business	216	660	4,244	21,420	0	0	14	1,137	27,691
Dispositions	(142)	(14,107)	(3,499)	(3,132)	(3)	(1)	(215)	(4,375)	(25,474)
Withdrawals	(1,024)	(6)	(1,020)	(4,315)	(11)	(39)	(2)	(408)	(6,825)
Depreciation costs	0	0	(68,237)	(160,894)	(1,966)	(810)	(1,892)	(1,708)	(235,507)
Impairment loss recognized in the Income Statement	0	0	(24,198)	(110,408)	(63)	0	(102)	(9,341)	(144,112)
Exchange rate increase (decrease) of foreign currency	1,394	9,350	3,902	19,986	2	(1,395)	64	824	34,127
Reclassification of assets held for sale	0	(5,003)	(5,877)	(3,228)	0	0	0	0	(14,108)
Other increase/decrease	(233,002)	4,834	140,445	86,351	640	461	134	137	0
Total Changes	129,040	77,338	64,223	(140,134)	(1,215)	(1,550)	266	(8,976)	118,992
Closing balance 12/31/2010	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income as of June 30, 2011 and 2010 is as follows:

Depreciation for the period	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Cost of sale	107,432	84,112	54,846	42,525
Administration expenses	4,082	4,841	2,086	2,875
Other operating expenses(*)	2,478	20,359	347	19,615
Total	113,992	109,312	57,279	65,015

(*)	The balance of 2010, refers to the cost of depreciation of plants detained product of the earthquake.

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accessories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES (IAS 17)

When assets are leased under a financial lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Financial Leases Classified by Type of Asset, Leases

	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Property, Plant & Equipment Financial Leasing	0	440
Plant and Equipment	0	440

Reconciliation of Financial Lease Minimum Payments, Lessee

	06/30/2011
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	191	4	187
Due within one and five years	13	0	13
Due beyond five years	0	0	0
Total	204	4	200

	12/31/2010
Financial Lease	Gross ThU.S.$	Gross ThU.S.$	Gross ThU.S.$
Due within one year	354	10	344
Due within one and five years	50	1	49
Due beyond five years	0	0	0
Total	404	11	393

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Reconciliation of Financial Lease Minimum Payments, Lessor

	06/30/2011
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,145	349	3,796
Due within one and five years	4,426	275	4,151
Due beyond five years	0	0	0
Total	8,571	624	7,947

	12/31/2010
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,767	450	4,317
Due within one and five years	5,957	358	5,599
Due beyond five years	0	0	0
Total	10,724	808	9,916

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Significant Financial Lease Agreements

Arauco holds financial leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. ORDINARY REVENUE (IAS 18)

(a)	Policy on Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(b)	Policy on Revenue recognition from Rendering of Services

Arauco mainly has electric power, port and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Classes of Ordinary Revenue	January-June		April-June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Sale of goods	2,167,255	1,659,257	1,150,029	888,038
Service Contracts	67,565	39,012	37,742	25,351
Total	2,234,820	1,698,269	1,187,771	913,389

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

This refers to severance payment obligations for years of service due to termination of service contracts that arise from benefits stated in work contracts and/or as severance payments stated in the Labor Law.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with in force work contracts held with workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Classes of Benefits and Expenses by Employee

Classes of Benefits Expenses by Employee	January-June		April-June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Personnel Expenses	158.138	104,277	80,175	49.651
Wages and salaries	152,130	98,782	76,309	45,780
Compensation for years of service	6,008	5,495	3,866	3,871

The following tables detail the balances and the movement of payments for years of service provisioned as of June 30, 2011 and December 31, 2010:

	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Current	3,478	3,312
Non-current	37,887	35,964
Total	41,365	39,276

Roll-forward	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Opening balance	39,276	27,667
Current service cost	958	1,851
Interest cost	1,256	1,798
Actuarial gains	3,603	11,256
Benefits paid	(3,644)	(5,537)
Increase for currency exchange	(84)	2,241
Closing balance	41,365	39,276

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS (IAS 21)

Local and foreign currency

Currency assets and liabilities as of June 30, 2011 and December 31, 2010 are as follows:

	06-30-2011 ThU.S.$	12-31-2010 ThU.S.$
Liquid Assets	722,676	1,046,743
US Dollar	116,875	516,201
Euro	729	73,573
Other currencies	78,175	48,511
$ not adjustable	428,359	408,458
U.F.	98,538	0
Cash and Cash Equivalents	721,218	1,043,834
US Dollar	115,417	513,292
Euro	729	73,573
Other currencies	78,175	48,511
$ not adjustable	428,359	408,458
U.F.	98,538	0
Other Financial Assets	1,458	2,909
US Dollar	1,458	2,909
Accounts Receivable in short and long term
Accounts Receivable in short and long term	1,057,865	804,328
US Dollar	592,922	533,046
Euro	80,028	31,651
Other currencies	139,040	94,392
$ not adjustable	236,648	136,889
U.F.	9,227	8,350
Trades and Current Accounts Receivable	947,980	774,289
US Dollar	546,380	528,657
Euro	30,749	31,651
Other currencies	137,888	93,075
$ not adjustable	228,996	115,338
U.F.	3,967	5,568
Trades and Non-Current Accounts Receivable	10,164	11,965
US Dollar	1,148	4,389
Euro	0	0
Other currencies	117	205
$ not adjustable	3,639	4,589
U.F.	5,260	2,782
Accounts Receivable from related parties, current	99,721	18,074
US Dollar	45,394	0
Euro	49,279	0
Other currencies	1,035	1,112
$ not adjustable	4,013	16,962
Other Assets	11,057,228	10,655,261
US Dollar	10,793,372	10,276,275
Euro	1,463	458
Other currencies	101,452	142,569
$ not adjustable	125,428	214,370
U.F.	35,513	21,589
Total Assets	12,837,769	12,506,332
US Dollar	115,503,169	11,325,522
Euro	82,220	105,682
Other currencies	318,667	285,472
$ not adjustable	790,435	759,717
U.F.	143,278	29,939

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Local and foreign currency, continued

	06-30-2011		12-31-2010
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$
Total Liabilities, current	1,181,233	77,862	763,439	445,622
US Dollar	718,831	75,026	654,148	440,318
Euro	5,071	0	5,105	0
Other currencies	182.156	119	48,019	2,501
$ not adjustable	268,963	0	49,809	0
U.F.	6,212	2,717	6,358	2,803
Other Financial Liabilities, current	499,476	77,862	109,051	445,622
US Dollar	480,095	75,026	95,871	440,318
Other currencies	16,098	119	9,980	2,501
U.F.	3,283	2,717	3,200	2,803
Bank loans	58,149	70,094	50,602	52,214
US Dollar	42,051	69,975	40,622	49,713
Other currencies	16,098	119	9,980	2,501
Financial leases	74	113	94	250
U.F.	74	113	94	250
Other loans	441,253	7,655	58,355	393,158
US Dollar	438,044	5,051	55,249	390,605
U.F.	3,209	2,604	3,106	2,553
Other Financial Liabilities, current	681.757	0	654,388	0
US Dollar	238,736	0	558,277	0
Euro	5,071	0	5,105	0
Other currencies	166,058	0	38,039	0
$ not adjustable	268,963	0	49,809	0
U.F.	2,929	0	3,158	0

	06-30-2011		12-31-2010
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$
Total Liabilities, non-current	2,900,507	1,562,057	2,640,189	1,816,507
US Dollars	2,054,114	1,011,223	1,518,182	1,277,116
Other currencies	6,110	0	—	0
$ not adjustable	663,279	3,674	301,667	3,578
U.F.	38,109	0	684,401	0
	138,895	547,160	135,939	535,813
Other Financial Liabilities, non-current	1,320,713	1,562,057	1,092,922	1,816,507
US Dollars	1,177,175	1,011,223	950,795	1,277,116
Other currencies	4,669	3,674	6,188	3,578
U.F.	138,869	547,160	135,939	535,813
Bank loans	248,154	4,021	290,815	3,925
US Dollars	243,485	347	284,627	347
Other currencies	4,669	3,674	6,188	3,578
Financial leases	13	0	49	0
U.F.	13	0	49	0
Other loans	1,072,546	1,558,036	802,058	1,812,582
US Dollars	933,690	1,010,876	666,168	1,276,769
U.F.	138,856	547,160	135,890	535,813
Other Financial Liabilities, non-current	1,579,794	0	1,547,267	0
US Dollars	876,939	0	567,387	0
Euro	6,110	0	0	0
Other currencies	658,610	0	295,479	0
$ not adjustable	38,109	0	684,401	0
U.F.	26	0	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Effect of exchange rate variations

The functional currency of Brazilian subsidiaries and associate companies is the Brazilian Real. Therefore, their individual financial statements have been expressed in the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Income and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies that use currencies other than the U.S. Dollar, and those from loans and other instruments in foreign currencies recognized as hedging these investments, are assigned to net equity.

Subsidiaries that use functional currency other than the U.S. Dollar are as follow:

Subsidiary	Country	Functional currency
Arauco do Brasil S.A.	Brazil	Real
Arauco Forest Brasil S.A.	Brazil	Real
Arauco Florestal Arapoti S.A.	Brazil	Real
Empreendimentos Forestais Santa Cruz Ltda.	Brazil	Real
Catan Empreendimentos e Participacoes S.A.	Brazil	Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Real
Arauco Distribución S.A.	Chile	Chilean peso
Investigaciones Forestales Bioforest S.A.	Chile	Chilean peso
Controladora de Plagas Forestales S.A.	Chile	Chilean peso

	January-June		April- June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Exchange differences recognized in income and loss, except for financial instruments measured at fair value through income and loss	18,344	(9,425)	3,555	(1,564)
Conversion reverse	73,162	(30,719)	48,827	(11,251)

NOTE 12. BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of borrowing to finance these investment projects.

	January-June		April- June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.68%	5.97%	5,68%	5,97%
Amount of the capitalized interest cost, property, presented as plant and equipment	2,485	4,518	1,167	2,359

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Receivable and payable amounts among related parties at the end of each period correspond to commercial operations and financings negotiated in Chilean Pesos, American dollars and Euros, where collection or payment deadlines are outlined in the attached tables and in general do not have adjustment or interest clauses, except for financing transactions.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	Origin Country	Functional Currency	% Share 06/30/2011			% Share 12/31/2010
				Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Alto Paraná S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	0	99.9766	99.9766
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
-	Arauco Denmark Aps	Denmark	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	0	99.9992	99.9992	0	99.9992	99.9992
-	Arauco Do Brasil S.A.	Brazil	Real	2.1530	97.8460	99.9990	2.4990	97.5000	99.9990
-	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8990	99.9990	0.1000	99.8990	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Real	0	79.9992	79.9992	0	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Real	23.1991	76.8000	99.9991	23.1991	76.8000	99.9991
-	Arauco Forest Products B.V.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
-	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99,9990	99,9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6037	99.9990	0.3953	99.6037	99.9990
-	Araucomex S.A. De C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9925	99.9925	0	99.9934	99.9934
96657900-5	Controladora De Plagas Forestales S.A.	Chile	Chilean pesos	0	59.6326	59.6326	0	59.6326	59.6326
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real	0	99.9754	99.9754	0	99.9766	99.9766
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	0	97.4281	97.4281	0	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	0	79.9405	79.9405	0	79.9405	79.9405
-	Forestal Nuestra Señora Del Carmen S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	9.1600	90.8372	99.9972
-	Forestal Talavera S.A.	Argentina	U.S.Dollar	0	99.9945	99.9945	0	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Industrias Forestales S.A.	Argentina	U.S. Dollar	9.9770	90.0221	99.9991	9.9770	90.0221	99.9991
-	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
-	Inversiones Celco S.L.	Spain	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Leasing Forestal S.A.	Argentina	U.S. Dollar	0	99.9771	99.9971	0	99.9771	99.9771
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9923	99.9923	0	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	90.0000	0.9992	99.9992	99.0000	0.9992	99.9992
-	Savitar S.A.	Argentina	U.S. Dollar	0	99.9930	99.9930	0	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	January-June		April-June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Salaries and bonus	24,158	22,607	11,703	8,963
Diet Directory	804	722	411	357
Termination benefits	2,137	691	1,909	145
Total	27,099	24,020	14,023	9,465

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	0	21
CMPC Celulosa S.A.	96,532,330-9	Indirect	Chile	Chilean pesos	30 days	0	536
Eka Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	30 days	3,311	3,665
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	382	4,032
Stora Enso Arapoti Industria de Papel S.A.	-	Associates	Brazil	Real	30 days	1,035	1,112
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	320	340
Colbún S.A.	96,505,760-9	Other related party	Chile	Chilean pesos	30 days	0	8,368
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	Euro	November 2011	49,279	0
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	November 2011	23,339	0
Eufores S.A.	-	Join Venture	Uruguay	U.S. Dollar	30 days	15,551	0
Forestal Cono Sur S.A.	-	Join Venture	Uruguay	U.S. Dollar	30 days	2,502	0
Zona Franca Punta Pereira S.A.	-	Join Venture	Uruguay	U.S. Dollar	30 days	4,002	0
Total						99,721	18,074

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	12,349	5,989
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	678	233
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	5	32
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	30 days	0	27
Sigma S.A.	86,370,800-1	Other related party	Chile	Chilean pesos	30 days	0	3
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	30 days	0	131
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	20	27
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	10	4
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	209	655
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	866	237
Forestal Mininco S.A.	91.440.000-7	Indirect	Chile	Chilean Pesos	30 days	311	0
CMPC Maderas S.A.	95,304,000-K	Other related party	Chile	Chilean pesos	30 days	0	1,826
Sodimac S.A.	92,792,430-K	Other related party	Chile	Chilean pesos	30 days	0	45
Total						14,448	9,209

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Transaction Detail	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	2,129	2,897
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	Management service	180	272
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and lubricant	49,793	71,424
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	Transport and stowage	3,424	4,100
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	Supplies	0	1,367
Dynea Brasil S.A.	-	Associates	Brazil	Real	Chemical products	0	9,695
Dynea Brasil S.A.	-	Associates	Brazil	Real	Melamine paper	0	5,466
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Sodium chlorate	35,068	39,338
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Wood and logs	502	1,087
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	Legal services	782	1,344
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	Port services	3,847	7,049
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Associates	Chile	Chilean pesos	Telephone services	322	252
Sodimac S.A.	96,792,430-k	Associates	Chile	Chilean pesos	Other purchases	20	248
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Logs and others	232	705
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Other purchases	305	893

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Transaction Detail	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	Euro	Loans	48,688	0
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	Euro	Interest	611	0
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	Loans	23,201	0
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	Interest	138	0
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Electrical power	2,938	2,418
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Other sales	0	9,179
Dynea Brasil S.A.	-	Associates	Brazil	Real	Fuel	0	259
Eka Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	Electrical power	18,940	26,277
Sodimac S.A.	96,792,430-k	Indirect	Chile	Chilean pesos	Wood	7,607	35,873
Stora Enso Industria de Papel S.A.	-	Associates	Brazil	Real	Wood	5,036	8,839
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Woodchip	10,201	26,985
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Wood	720	2,061
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Inputs	11	4,567
Cartulinas CMPC S.A.	96,731,890-6	Indirect	Chile	Chilean pesos	Pulp	10,233	16,225
Eufores S.A.	-	Joint venture	Uruguay	U.S. Dollar	Loans	15,500	-
Forestal Cono Sur S.A.	-	Joint venture	Uruguay	U.S. Dollar	Loans	2,500	-
Zona Franca Punta Pereira	-	Joint Venture	Uruguay	U.S. Dollar	Loans	4,000	-

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are all entities over which Arauco has the power to manage financial and operational policies. This generally means holding more than one half of the voting rights of such entities. Stock held in an entity and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Company controls another entity. Subsidiaries are consolidated as of the date on which control is transferred to the Company, and are excluded when control is terminated.

Arauco applies the purchase method to record a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized income are eliminated.

Disclosure of Subsidiary Investments

On June 13, 2011 Inversiones Arauco International Ltda. and Celulosa Arauco y Constitución S.A. sold its shares (82.42% and 9.16% respectively) in subsidiary Nuestra Señora del Carmen S.A. to subsidiary Alto Paraná S.A. for ThU.S.$5,400. As a result, Alto Paraná S.A. owns 100% of the shares of Nuestra Señora del Carmen S.A.

On March 29, 2011 Novo Oeste Gestao de Ativos Florestais S.A. was incorporated, receiving a capital contribution from our subsidiary Arauco Forest Brasil S.A. of ThReal 1,225 in exchange for 1,225,000 shares representing 48.9912% of ownership. The corporate purpose of this company is the management of forestry assets and commercialization of wood. To date, Arauco Forest Brasil S.A. has a pending capital contribution of ThReal 1,225.

On December 27, 2010 Inversiones Arauco Internacional Ltda. and Celulosa Arauco y Constitución S.A. made a capital contribution amounted to MEUR 99 (ThU.S.$131) and MEUR 1 (ThU.S.$1) respectively, to the new subsidiary named Arauco Holanda Cooperatief U.A., company which bought on January 7, 2011 the 100% of the shares of Arauco Forest Products B.V. to Arauco Denmark Ap for ThEur 731.

On June 28 and July 14, 2010 the Alto Paraná subsidiary made two additional capital contributions in the amounts of ThReal$17,150 (ThU.S.$9,649) and ThReal$880 (ThU.S.$502) to the Brazilian company Empreendimentos Florestais Santa Cruz Ltda. The abovementioned investments were made as part of the expansion policy of the business throughout the acquisition of forest assets in Brazil. Such transaction will be carried out by the related company Catan Empreendimentos e Participaçiónes S.A., of which, Empreendimentos Florestais Santa Cruz Ltda. and Arauco Forest Brasil S.A. own 25.24% and 74.76%, respectively.

On February 2, March 12, May 10 and July 9, 2010 capital contributions in an amount equal to ThU.S.$2,000 each, were made to the associated company Inversiones Puerto Coronel S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

In April, 2010, Placas do Paraná S.A. merged into Dynea Brasil S.A.

On March 15, 2010 Arauco, through its subsidiary Placas do Paraná S.A. (now Arauco do Brasil S.A.) made a contribution of ThU.S.$15,000 to acquire 50% of the shares of Dynea Brasil S.A. As a result, Placas do Paraná S.A. (now Arauco do Brasil S.A.) holds 100% of participation in Dynea Brasil S.A. This investment generated negative goodwill of ThU.S.$1,113 presented in the income statement under Other income (loss).

On January 4, 2010, the corporate reorganization was approved as a consequence of the merging by absorption done by the subsidiary Alto Paraná S.A, of Faplac S.A. and Flooring S.A. effective last January 1, 2010.

The following table shows the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

Dynea Brasil S.A.	03/15/2010 ThU.S.$
Cash	8,023
Trade accounts receivable	3,621
Inventory	4,535
Property, plant and equipment	29,212
Deferred income tax	140
Other assets	933
Total Assets	46,464
Trade payables	6,707
Deferred income tax	8,267
Other liabilities	854
Total Liabilities	15,828

The following table shows the negative goodwill for the investment in Dynea Brasil S.A.:

2010	Dynea ThU.S.$
Paid value (+)	15,000
50% acquired in previous years (+)	14,523
Fair value of assets and liabilities acquired (-)	30,636
Negative goodwill	(1,113)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Details of the subsidiaries are described in Note 13.

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Aserraderos Arauco S.A. Chile U.S. Dollar 99.9992%
	06/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	371,829	48,821
Non-current of subsidiary	275,059	20,246
Total subsidiary	646,888	69,067

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	397,995	71,576
Non-current of subsidiary	245,817	19,535
Total subsidiary	643,812	91,111

	06/30/2011	06/30/2010
	ThU.S.$	ThU.S.$
Income of subsidiary	273,672	233,670
Expenses of subsidiary	(248,552)	(207,074)
Net Gain (loss) of subsidiary	25,120	26,596

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Paneles Arauco S.A. Chile U.S. Dollar 99.9992%
	06/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	433,403	56,490
Non-current of subsidiary	365,559	86,032
Total subsidiary	798,962	142,522

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	451,136	51,677
Non-current of subsidiary	314,987	86,999
Total subsidiary	766,123	138,676

	06/30/2011	06/30/2010
	ThU.S.$	ThU.S.$
Income of subsidiary	292,861	266,944
Expenses of subsidiary	(263,875)	(231,955)
Net Gain (loss) of subsidiary	28,986	34,989

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Inversiones Arauco Internacional Ltda. Chile U.S. Dollar 99.9986%
	06/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	89,419	3,005
Non-current of subsidiary	2,068,858	2,806
Total subsidiary	2,158,277	5,811

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	43,804	1,931
Non-current of subsidiary	1,954,721	2,220
Total subsidiary	1,998,525	4,151

	06/30/2011	06/30/2010
	ThU.S.$	ThU.S.$
Income of subsidiary	40,971	47,915
Expenses of subsidiary	(624)	(13,610)
Net Gain (loss) of subsidiary	40,347	34,305

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Forestal Arauco S.A. Chile U.S. Dollar 99.9248%
	06/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	8,063	317,498
Non-current of subsidiary	2,940,382	373
Total subsidiary	2,948,445	317,871

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	9,311	313,024
Non-current of subsidiary	2,917,877	337
Total subsidiary	2,927,188	313,361

	06/30/2011	06/30/2010
	ThU.S.$	ThU.S.$
Income of subsidiary	26,997	16,740
Expenses of subsidiary	(11,169)	(23,801)
Net Gain (loss) of subsidiary	15,828	(7,061)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

The following table shows information on Investments in Associates as of June 30, 2011 and December 31, 2010, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%
	06/30/2011	12/31/2010
Investment in Associate	ThU.S.$43,706	ThU.S.$44,077
Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%
	06/30/2011	12/31/2010
Investment in Associate	ThU.S.$31,651	ThU.S.$31,453
Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%
	06/30/2011	12/31/2010
Investment in Associate	ThU.S.$ 1,375	ThU.S.$ 1,349
Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%
	06/30/2011	12/31/2010
Investment in Associate	ThU.S.$41,216	ThU.S.$38,694

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%
	06/30/2011	12/31/2010
Investment in Associate	ThU.S.$70	ThU.S.$62
Name of Associate	Novo Oeste Gestao de Ativos Florestais S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities and commercialization of wood and others.
Percentage Share in Associate %	48.9999%
	06/30/2011	12/31/2010
Investment in Associate	(ThU.S.$887)	0

Summarized financial Information of Associates

	06/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	133,587	109,695
Non-current assets	430,861	13,720
Equity	—	441,033
Total Associates (*)	564,448	564,448

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	108,108	38,565
Non-current assets	390,685	10,523
Equity		449,705
Total Associates (*)	498,793	498,793

	06/30/2011 ThU.S. $	06/30/2010 ThU.S.$
Ordinary income	81,928	218,348
Ordinary expenses	(82,320)	(216,339)
Net income (loss) (*)	(392)	2,009

(*)	Includes Investments in associates that do not qualify as Joint Ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	498,204	476,101
Investment Changes in Associate Companies
Investment in Associates and joint ventures, Additions	35,738	62,559
Negative goodwill immediately recognized	0	1,113
Equity in income (Loss) investments in associates	(940)	1,906
Equity in income (Loss) joint ventures	(7,337)	(9,599)
Dividends Received, Investments in Associates	0	(5,737)
Increase (Decrease) in foreign exchange translation of investment in associates	1,658	1,045
Other Increase (Decrease) in investment in associates	887	(29,184)
Changes in Associate Company Investments, Total	30,006	22,103
Investments in Associates accounted for using the equity method, closing balance	528,210	498,204

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

These investments are presented in the Consolidated Balance Sheet together with investments in associates and measured by using the equity method.

If a Joint Venture associate incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates income that would reverse the negative equity previously generated due to the losses.

Realized Investments

There are no new investments in joint ventures to disclose as of June 30, 2011 and 2010.

Investments in Uruguay

The main assets acquired from Ence during the year 2009 are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains forestry equity of approximately 256,000 hectares of land, of which 140,000 hectares are planted.

At a later date, as mentioned in above paragraphs, during 2010, Arauco made contributions to Forestal Cono Sur S.A. and Ence Group that amounted to ThU.S.$39,559. In 2011, Arauco made capital contributions to these companies of a total of ThU.S.$34,959.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between and Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Summary Financial Information of significant investments in Joint Ventures

	06/30/2011		12/31/2010
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,335	13,327	13,735	4,792
Non-Current	281,788	12,658	274,224	13,060
Equity		264,138		270,107
Total Joint Venture	290,123	290,123	287,959	287,959
Investment	132,069		135,054

	06/30/2011		06/30/2010
Income	1,717		940
Expenses	(7,686)		(4,522)
Joint Venture Net Income (Loss)	(5,969)		(3,582)

	06/30/2011		12/31/2010
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	38,029	60,417	26,252	31,120
Non-Current	458,858	24,919	415,532	23,358
Equity		411,551		387,306
Total Joint Venture	496,887	496,887	441,784	441,784
Investment	205,692		193,653

	06/30/2011		06/30/2010
Income	17,361		20,922
Expenses	(24,116)		(22,360)
Joint Venture Net Income (Loss)	(6,755)		(1,438)

	06/30/2011		12/31/2010
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	25,030	8,594	19,546	6,582
Non-Current	30,847	3,806	31,524	3,768
Equity		43,477		40,720
Total Joint Venture	55,877	55,877	51,070	51,070
Investment	21,732		20,360

	06/30/2011		06/30/2010
Income	38,654		19,362
Expenses	(35,897)		(18,241)
Joint Venture Net Income (Loss)	2,757		1,121

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS (IAS 36)

The recoverable amount of tangible assets is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of this accounting period, we had the following information:

Effect from economic crisis

The decrease in demand for sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States have led Arauco to decide to permanently close during the fiscal year 2009 and 2008, and during first months of 2010 Arauco had stopped activities of the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel, Coelemu, Horcones II, and the remanufacturing plant Lomas Coloradas. All closed facilities are located in Chile.

During May 2010, Horcones II plant restarted operations and in June the Plant of Coronel was sold. By the continuing investment in equipments and technologies and more intensive use of our facilities, an important part of the production capacity of the plants have been supplied, and determined that the closure of Araucana, Escuadron, Aserradero Lomas Coloradas, Coelemu sawmills and Lomas Coloradas remanufacturing plant is considered as permanent. As of the closing date of these Consolidated Financial Statements, the assets associated with these plants located in Chile are classified as Assets held for sale, as mentioned in Note 22.

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation using its land and buildings as a logistics center. At the end of 2010, the Company registered ThU.S.$2,000 as impairment provision related to machinery and installations and no decision about their destination has been made.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value. These estimates were made by both external and internal evaluators.

Effect from the earthquake

Immediately after the earthquake that impacted the southern central region of Chile on February 27, 2010, an area in which the Company maintains its industrial operations, all of our production units applied their contingency plans. This involved shutting down operations and evaluating the damage caused to each facility by the earthquake.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Mutrún sawmill located in Constitución was destroyed by floodwaters. This facility represented a 6% of the Arauco’ saw timber production capacity in Chile.

Arauco’s industrial facilities, 34 in Chile, have resumed their activities in the shortest time possible. As of the date of this Financial Statement, all of its facilities are operating including line II of the Arauco Pulp Mill from February, 2011.

The suspension of the Company’s operations in Chile resulted in a decrease in sales volumes and adverse effects on the result of the Company.

Insurances

Damages caused by the earthquake are adequately covered by the following insurance policies:

•	All risk of physical assets and income (loss)

•	All transport risk and all inventory losses

•	Residential Fire

•	All construction risk

Financial Statement as of June 30, 2011 includes:

U.S.$89 million registered under Trade and Other Receivables for future compensations, associated with physical damages (U.S.$64 million) and operational costs (U.S.$25 million).

These Consolidated Financial Statements include a payment compensation received today amounting to U.S.$285 million, basically associated with physical damages (U.S.$105 million) and operational costs and losses caused by downtime (U.S.$180 million).

Related expenses to the damage produced by the earthquake were recognized when the relevant events occurred, but accounts receivable from insurance companies related to these expenses, in addition to the closure of the plant as a result of the earthquake, are recognized only when payment is assured.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of June, 2011 and December 31, 2010 amounted to ThU.S.$2,000 by closing of Bossseti sawmill located in Argentina, as indicated in the previous paragraph.

Disclosure of Asset Impairment

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the earthquake and tsunami as of June 30, 2011 and December 31, 2010:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions Losses	Technical Obsolescence
	06/30/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S. $2,534	ThU.S. $2,682

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Earthquake and tsunami
	06/30/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S. $ 69,722	ThU.S.$	144,207

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of June 30, 2011 this goodwill amounted to ThU.S.$67,603 (ThU.S.$63,374 at December 31, 2010). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil, therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

1. On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio procedure against the Company’ Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years, which includes the principal amount owed, interest and fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,481 at June 30, 2011).

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for precautionary measures.

On May 13, 2010 the Federal Appeal Court decided to accept the precautionary ruling requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This precautionary ruling was granted by the Federal Appeal Court subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. After some precisions made by APSA on the abovementioned policy, on June 2, 2010, the Federal Appeal Court accepted this surety filed by APSA and ordered to notify the precautionary

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

ruling granted to the AFIP. On June 4, 2010 the AFIP was notified on this precautionary ruling, which is final since June 22, 2010.

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$2,629 at June 30, 2011) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$411 at June 30, 2011), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was files before de Court. On July, 14, 2011 the AFIP answered the petition of this brief.Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible.Currently, expert reports has already been submitted, most of which were against the Companys position, the period of time that the parties have to review them has not begun yet, pending as to solve incidence of revocation and certification.

3. With regard to the Nueva Aldea Mill, on December 21, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as jointly responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as jointly responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005.

These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. After being notified of these complaints, the Company opposed them on the basis of lack of

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway. On March 23, 2011, Echeverría Izquierdo Montajes Industriales S.A. terminated all proceedings through out-of-court settlements with the plaintiffs, without acknowledging its liability. As a result, it waived all of its rights against the former as well as the other defendants, Leonel Espinosa Canales and Celulosa Arauco y Constitución S.A. On March 24, 2011, the settlement was submitted to the court for their approval. On April 27, 2011 the court approved the settlement.

Based on these same events, on November 10, 2009, the Company was notified of a labor complaint, pursuant to a general application procedure initiated by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as jointly responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The Court denied the complaint based on the applicable statute of limitation. This case has been terminated through the abovementioned settlement. To date the withdrawal es approved and the cause is filed and closed.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place in December 2005.

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court dismissed the complaint on the grounds that the plaintiff had ceased in his procedural activity for more than six months, which was then challenged by the plaintiff. The Appeals Court subsequently overruled the dismissal, rejecting the lower court’s argument of abandonment. Therefore, the processing of this case, was resumed, and a hearing was set for conciliation and testing on January 25, 2011. The hearing was not held on the mentioned date. The court was on setting new date and time. This is the only case that continues pending.

4. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

5. June 22, 2011 the Company was notified by rogatory letter of a action seeking damages for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the malaquito river on June 5, 2007. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability.

6. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The case is currently under review by the Chillan Court.

7. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim finding the case pending.

8. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

On March 10, 2011, Forestal Celco S.A. answered the claim.

9. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosques Arauco S.A.subsidiary of Celulosa Arauco y Constitución S.A.), and Bosques Arauco S.A., for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

payment of severance for their years of service, dismissal notice, vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling joint and severally condemns the Company to pay various compensations –including social security payments—that are calculated until the day of the dismissal. On January 10, 2011, the Company entered a clarification remedy and appeal requesting the complete revoking of the ruling.

10. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages.

11. On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

The plaintiff argues that the contracts entered into with sawmill administrators have an effect over Aserradores Arauco S.A.

In this suit, the evidentiary ruling was issued, but it has not yet been notified. There have been no actions for over a year and it is currently archived.

12. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

Provisions as of June 30, 2011 and December 31, 2010 are as follow:

Classes of Provisions	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Provisions, Current	7,479	5,842
Legal claims provision	7,479	5,842
Provisions, non-current	9,385	7,609
Legal claims provision	8,498	7,609
Other provision	887	0
Total Provisions	16,864	13,451

	06/30/2011
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,451	0	13,451
Changes in provisions
Increase in existing provisions	2,049	0	2,049
Used provisions	294	237	531
Increase in foreign currency exchange	184	0	184
Other increases	(1)	650	649
Total Changes	2,526	887	3,413
Closing balance	15,977	887	16,864

	12/31/2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Additional provisions	5,024	0	5,024
Used provisions	(6,849)	(50)	(6,899)
Increase in foreign currency exchange	665	0	665
Other increases	29	0	29
Total Changes	(1,131)	(50)	(1.181)
Closing balance	13,451	0	13,451

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Computer software

Rights

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Disclosure of Identifiable Intangible Assets

Classes of Intangible Assets, Net	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Intangible assets, net	17,756	11,127
Computer software	9,818	4,054
Water rights	5,789	5,777
Other identifiable intangible assets	2,149	1,296
Classes of Identifiable intangible assets, gross	38,361	26,694
Computer software	30,423	19,601
Water rights	5,789	5,777
Other identifiable intangible assets	2,149	1,316
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(20,605)	(15,567)
Accumulated amortization and impairment, intangible assets	(20,605)	(15,567)
Computer software	(20,605)	(15,547)
Other identifiable intangible assets	0	(20)

Reconciliation between opening and closing book values

	06/30/2011
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	6,040	0	599	6,639
Amortization	(627)	0	0	(627)
Increase (decrease) in foreign currency conversion	351	12	254	617
Changes Total	5,764	12	853	6,629
Closing Balance	9,818	5,789	2,149	17,756

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2010
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance	4,381	5,730	1,043	11,154
Changes
Additions	1,282	47	265	1,594
Amortization	(1,615)	0	0	(1,615)
Increase (decrease) in foreign currency conversion	6	0	(12)	(6)
Changes Total	(327)	47	253	(27)
Closing Balance	4,054	5,777	1,296	11,127

		Minimum life	Maximum life
Computer software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets include its forestry plantations of mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 927 thousand hectares are used for planting, 377 thousand hectares are native forest, 156 thousand hectares are used for other purposes and 78 thousand hectares will be planted.

As of June 30, 2011 the production volume totaled 9.3 million cubic meters (7.9 million cubic meters as of June 30, 2010).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current equity is projected assuming that total volume does not decrease and a minimum demand equal to the current demand is sustained.

•	Future plantations are not considered.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, as of June 30, 2011 amounted to ThU.S.$114,969 (ThU.S.$72,627 as of June 30, 2010). Additionally, cost of sales include a higher cost of ThU.S.$117,951 as of June 30, 2011 (ThU.S.$81,838 as of June 30, 2010) resulting from the difference between the cost of wood at fair value versus cost basis.

•	Forests are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following chart show changes in the balance of biological assets considering varariations in significant assumptions considered at calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(128,237)
	-0.5	135,467
Margins	10	408,677
	-10	(408,677)

Differences in the valuation of biological assets at the discount rate margins are presented in the Income Statement under item Other Operating Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested and sold within 12 months.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

As of June 30, 2011, Arauco’s investment in Uruguay represented a total of 129 thousand hectares, of which 70 thousand hectares are allocated to plantations, 7 thousand hectares to native forest, 44 thousand hectares for other uses, and 7 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibit sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of June 30, 2011, the fair value of these forests reached ThU.S.$15,203 (ThU.S.$30,222 as of December 31, 2010).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories in the Raw Material item.

No significant grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Current	324,900	344,096
Non-current	3,505,380	3,446,862
Total	3,830,280	3,790,958

Biological Assets Movement

Movement	06/30/2011 ThU.S.$
Opening Balance	3,790,958
Changes in Biological Assets
Additions	69,798
Decreases due to Sales	(537)
Decreases due to Harvest	(173,696)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	114,969
Increases (decreases) in Foreign Currency Translation	33,042
Other Increases (decreases)	(4,254)
Total Changes	39,322
Closing Balance	3,830,280

Movement	12/31/2010 ThU.S.$
Opening Balance	3,757,528
Changes in Biological Assets
Additions	112,320
Decreases due to Sales	(2,832)
Decreases due to Harvest	(302,808)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	221,501
Increases (decreases) in Foreign Currency Translation	21,501
Other Increases (decreases)	(16,252)
Total Changes	33,430
Closing Balance	3,790,958

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

As of June 30, 2011 and December 31, 2010, Arauco made the following disbursements related to its main environmental projects:

Company	06/30/2011 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	3,738	Asset	Property, plant and equipment	957	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	221	Asset	Property, plant and equipment	72	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	155	Asset	Property, plant and equipment	4,870	2012
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	111	Asset	Property, plant and equipment	226	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,687	Asset	Property, plant and equipment	4,890	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	0	Asset	Property, plant and equipment	1,352	2012
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,147	Asset	Property, plant and equipment	3,160	2011
Alto Paraná S.A.	Construction of Outlets	In process	39	Asset	Property, plant and equipment	774	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2011
Paneles Arauco S.A.	Environmental improvement studies	In process	40	Asset	Property, plant and equipment	602	2011
Paneles Arauco S.A.	Environmental improvement studies	In process	642	Expense	Administration expenses	1,629	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	326	Asset	Property, plant and equipment	559	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,068	Asset	Operating cost	1,123	2011
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	183	Expense	Administration expenses	190	2011
Forestal Celco S.A	Environmental improvement studies	In process	110	Asset	Property, plant and equipment	743	2012
Forestal Celco S.A	Environmental improvement studies	In process	167	Expense	Administration expenses	217	2011
Forestal Valdivia S.A.	Environmental improvement studies	In process	104	Expense	Administration expenses	194	2011
	Total		12,070			24,164

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2010 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	3,915	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	1,752	Asset	Property, plant and equipment	158	2011
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	19,142	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	1,096	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,410	Asset	Property, plant and equipment	251	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	370	Expense	Operating cost	28	2011
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	1,125	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	394	Expense	Operating cost	0	0
Alto Paraná S.A.	Construction of Outlets	In process	705	Asset	Property, plant and equipment	813	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	726	Asset	Property, plant and equipment	3,486	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	467	Expense	Administration expenses	500	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,696	Expense	Operating cost	2,264	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	3,329	Asset	Property, plant and equipment	0	0
Paneles Arauco S.A	Environmental improvement studies	In process	898	Expense	Administration expenses	2,080	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	702	Asset	Property, plant and equipment	22	2011
Forestal Celco S.A	Environmental improvement studies	In process	853	Asset	Property, plant and equipment	853	2012
Forestal Celco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	586	Asset	Property, plant and equipment	0	0
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,820	Asset	Property, plant and equipment	2,285	2011
	Total		44,986			12,740

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products due primarily to the reasons described in Note 17, have led Arauco’s Management to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Lomas Coelemu and the remanufacturing plant Lomas Coloradas. Fixed assets related to these facilities are available for sale, which is expected to occur in the next 12 months, which has begun efforts to sell the assets involved.

Information on the main types of non-current assets held for sale:

	06/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Land	5,003	5,003
Buildings	5,877	5,877
Property, plant and equipment	3,228	3,228
Total	14,108	14,108

As of June 30, 2011 has not been recognized in the item Other Operating Expenses related to impairment of these assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of June 30, 2011 and December 31, 2010. An informative estimate of fair value is shown for instruments valued at amortized cost.

	June 2011		December 2010
Financial Instruments	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets
Fair value with change in Income and Loss (Negotiation) (1)		330,695		270,720
Interest Rate Swaps		1,458		2,909
Forward		0		0
Mutual funds (2)		329,237		267,811
Loans and Accounts Receivables	1,350,125	1,350,125	1,562,277	1,562,277
Cash and cash equivalents	391,981	391,981	776,023	776,023
Cash	25,424	25,424	69,955	69,955
Fixed Term Deposits	366,554	366,554	705,694	705,694
Agreements	3	3	374	374
Accounts Receivables (net)	958,144	958,144	786,254	786,254
Trades and Notes Receivables	760,423	760,243	609,730	609,730
Leases	7,947	7,947	9,916	9,916
Other Debtors	189,954	189,954	166,608	166,608
Hedging
Swaps foreign exchange		60,288		53,407

Financial Liabilities, Total	3,873,726	4,034,413	3,826,284	3,983,667
Liabilities
Financial Liabilities at amortized cost	3,865,662	4,026,349	3,811,751	3,969,134
Bonds issued in Dollars	2,379,599	2,532,222	2,374,258	2,527,933
Bonds issued in UF (4)	691,828	709,525	677,362	694,968
Bank Loans in Dollars	355,858	347,126	375,309	364,751
Bank Loans in other currencies	24,560	23,659	22,247	18,907
Financial Leasing	200	200	393	393
Trades and other Payables	413,617	413,617	362,182	362,182
Financial liabilities with change in Income and Loss(3)		8,063		14,533

(1)	Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in the line Other Financial Assets.
(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in the line Other financial liabilities, current and non-current according to their maturity.
(4)	UF is a Chilean measure which incorporates the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt of financial debt as of June 30, 2011 and December 31, 2010:

	June 2011 ThU.S.$	December 2010 ThU.S.$
Obligations with banks and financial institutions long term—short term portion	90,981	63,344
Bonds – short term portion	440,844	436,980
Total	531,825	500,324

The following table shows Arauco’ net debt to equity ratio level as of June 30, 2011 and December 31, 2010:

	June 2011 ThU.S.$	December 2010 ThU.S.$
Financial debt, current	569,274	540,140
Financial debt, non-current	2,882,771	2,909,429
Total	3,452,045	3,449,569
Cash and cash equivalent	(721,218)	(1,043,834)
Net financial debt	2,730,827	2,405,735
Non-controlling participation	104,912	108,381
Net equity attributable to parent company	7,011,198	6,732,194
Total consolidated equity	7,116,110	6,840,575
Total net debt to equity ratio	0.38	0.35

Fair Value Financial Assets with Changes in Income and Loss (Negotiation)

Fair value financial assets with changes in income and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified for negotiation purposes unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in income and loss:

	June 2011 ThU.S.$	December 2010 ThU.S.$	Period Variation
Fair value with changes in income and loss (Negotiation)	330,695	270,720	22%
Interest Rate Swap	1,458	2,909	-50%
Mutual Funds	329,237	267,811	33%

Swaps: At the closing balance sheet date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty as to their underlying liability, so these instruments comply with the management strategy regarding implicit structural liquidity risk for Arauco operations. The fair value of this item decreased by 50% compared to June 30, 2010 due to lower horizon cash flows from swaps. The U.S. Dollar is the original currency of these instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. The fair value of this item has decreased by 100% since at the closing balance sheet date, there were no such instruments. The U.S. Dollar is the original currency of these instruments.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has increased its position in this type of instrument by 23% as compared with December 2010.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on non quoted market’s or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other Receivables.

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and other receivables current and non-current.

	June 2011 ThU.S.$	December 2010 ThU.S.$
Loans and Receivables	1,350,125	1,562,277
Cash and Cash Equivalents	391,981	776,023
Cash	25,424	69,955
Fixed Term Deposits	366,554	705,694
Pacts	3	374
Receivables (Net)	958,144	786,254
Trades and Other Notes receivable	768,190	619,646
Other Debtors	189,954	166,608

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table show cash and cash equivalents classified by currency of origin as of June 30, 2011 and December 31, 2010:

	June 2011 ThU.S.$	December 2010 ThU.S.$
Cash and Cash Equivalents	721,218	1,043,834
US Dollar	115,417	513,292
Euro	729	73,573
Other currencies	78,175	48,511
$ no adjustable	428,359	408,458
U.F	98,538	0

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize the short-term value of cash surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters.

Trades and account receivables, current and non-current by currencies as of June 30, 2011 and December 31, 2010 as follow:

	06/30/2011 2011 ThU.S.$	12/31/2011 2010 ThU.S.$
Trades and account receivables, current	947,980	774,289
US Dollar	546,380	528,657
Euro	30,749	31,651
Other currencies	137,888	93,075
$ no adjustable	228,996	115,338
U.F.	3,967	5,568
Trades and account receivables, non-current	10,164	11,965
US Dollar	1,148	4,389
Other currencies	117	205
$ no adjustable	3,639	4,589
U.F.	5,260	2,782

The following table summarizes Arauco’s financial assets at closing balance:

	June 2011 ThU.S.$	December 2010 ThU.S.$
Financial Assets	1,680,820	1,832,997
Fair Value with changes in Income	330,695	270,720
Loans and Receivables	1,350,125	1,562,277

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

	Currency	June 2011	December 2010	June 2011	December 2010
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,865,662	3,811,751	4,026,460	3,969,134
Bonds Issued	U.S. Dollar	2,379,599	2,374,258	2,532,333	2,527,933
Bonds Issued	U.F.	691,828	677,362	709,525	694,968
Bank Loans	U.S. Dollar	355,858	375,309	347,126	364,751
Bank Loans	Other currencies	24,560	22,247	23,659	18,907
Financial Leasing	U.F.	200	393	200	393
Trades and Other Payables	U.S. Dollar	65,150	296,697	65,150	296,697
Trades and Other Payables	Euro	5,071	3,220	5,071	3,220
Trades and Other Payables	Other currencies	100,284	25,368	100,284	25,368
Trades and Other Payables	$ no adjustable	240,924	35,319	240,924	35,319
Trades and Other Payables	U.F.	2,188	1,578	2,188	1,578

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of June 30, 2011 and December 31, 2010 is as follows:

	June 2011
	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	569,274	2,882,770	3,452,045
Trades and Other Payables	413,617	0	413,617
Total Financial Liabilities	982,891	2,882,770	3,865,661

	December 2010
	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	540,140	2,909,429	3,449,569
Trades and Other Payables	362,182	0	362,182
Total Financial Liabilities	902,322	2,909,429	3,811,751

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a rate swap and forward exchange rate as a financial liability at fair value with changes in income and loss. This liability incurred a net decrease of 30%, due to a rate decrease experienced by the economy in the last period.To the closing date, there are no debts for forward exchange rate. Both financial instruments incurred a decrease of 61% as of June, 2011 in financial liability at fair value with changes in income and loss compared to December 2010.

	June 2011 ThU.S.$	December 2010 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in income and loss	8,063	14,533	-45%
Swap	5,644	7,642	-26%
Forward	2,419	6,891	-65%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Financial Liabilities	June 2011 ThU.S.$	December 2010 ThU.S.$
Total Financial Liabilities	3,873,725	3,826,284
Financial Liabilities at fair value with changes in income (negotiation)	8,063	14,533
Financial Liabilities Measured at Amortized Cost	3,865,662	3,811,751

Effect on Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	January 2011 ThU.S.$	June 2010 ThU.S.$	April 2011 ThU.S.$	June 2010 ThU.S.$
Opening balance	(14,079)	(4,820)	0	0
Fair value variation	6,881	(18,608)	20,327	(17,277)
Covered bond exchange difference	(10,969)	16,457	(21,035)	9,037
Higher financial expense to incomes	3,187	2,452	1,405	1,126
Swaps liquidations	(3,282)	(2,197)	(587)	(1,292)
Tax	1,043	322	588	1,429
Closing balance	(17,219)	(6,394)	698	(6,977)

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
Assets	Financial Instrument	06/30/2011 ThU.S.$	06/30/2010 ThU.S.$	06/30/2011 ThU.S.$	06/30/2010 ThU.S.$
At fair value with changes in income	Swap	2,005	(2,299)	0	0
	Forward	(5,144)	(2,469)	0	0
	Mutual Funds	3,614	1,228	0	0
	Sub-Total	475	(3,540)	0	0
Loans and Receivables	Fix terms deposits	8,676	2,122	0	0
	Repurchased agreements	115	0	0	0
	Trades and Other receivables	0	0	2,657	1,696
	Sub-Total	8,791	2,122	2,657	1,696
Hedge instruments	Cash flow swap	(3,187)	(2,452)	0	0
	Sub-Total	(3,187)	(2,452)	0	0
Liabilities At amortized cost	Bank loans	(4,209)	(6,574)	0	0
	Bond issued obligations	(87,270)	(80,051)	0	0
	Sub-Total	(91,479)	(86,625)	0	0

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated March 31, 2011, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value	Measurement Methodology
	June 2011 ThU.S.$	Level I ThU.S.$	Level II ThU.S.$	Level III ThU.S.$
Financial Assets at fair value
Swap (asset)	1,458	0	1,458	0
Forward		0		0
Mutual Funds	329,237	329,237	0	0
Financial Liabilities at fair value
Swap (liabilities)	5,644	0	5,644	0
Forward (liabilities)	2,419	0	2,419	0

Hedging Instruments

Hedging instruments registered as of June 30, 2011 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$39,961 which is presented in the Consolidated Balance Sheet in Other financial assets, non-current. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$7,559 as of June 30, 2011. The maturity date of this Swap is March 1, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$8,076 as of June 30, 2011. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed an F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$ 6,151 as of June, 2011. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$6,700 as of June 30, 2011. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$ 6,687 as of June 30, 2011. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$7,105 as of June 30, 2011. This contract expires on October 30, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$6,414 as of June 30, 2011. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$2,256 as of June 30, 2011. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$2,256 as of June 30, 2011. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$2,076 as of June 30, 2011. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$2,355 as of June 30, 2011. This contract expires on September 1, 2020.

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.876 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.09%. The markets value amounts to ThU.S.$2,652 as of June 30, 2011. This contract expires on September 1, 2020.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are recorded at fair value.

Swaps: They are valued using the discounted cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Mutual Funds: Given their nature, they are recognized at fair value at the closing date for the period.

Loans and Receivables

Their value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt.

Repurchased Agreements: These are measured at initial investment cost of paper sold plus interest accrued at the closing date of each period.

Hedging

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are measured at amortized cost using the effective interest rate method.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are measured using the discounted cash flow method at a rate consistent with the operation risk, using the information given by each bank as a counterpart.

Forward: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are intended to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from January 13, 2011). Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$137,73 million in June 2011. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

During the first two quarters of 2011, Arauco’s consolidated sales amounted to ThU.S.$2,234,797 that according to the agreed term of sales, 59.76 %correspond to credit sales, 29.24% to sales with letters of credit, and 11% to other classes of sales, such as Cash Against Documents (CAD).

As of June 30, 2011, Arauco’s Sales Debtors amounted to ThU.S.$759,338 that according to the agreed term of sales, 62.05% corresponded to credit sales, 32.06% to sales with letters of credit and 5.89% to other classes of sales, such as CAD, distributed among 2,104 clients. The client with the highest open account debt did not exceed 1.76% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 99.23%, therefore, Arauco’s exposure portfolio is 0.77%.

Secured Debt-Open Account
	ThU.S.$	%
Total Open Account receivables	471,175	100.00
Secured debt (*)	467,545	99.23
Uncovered debt	3,630	0.77

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

	June 2011 ThU.S.$	December 2010 ThU.S.$
Current Receivables
Trades and Notes Receivable	759,338	609,189
Financial lease debtors	3,796	4,317
Other Debtors	184,846	160,783
Net Subtotal	947,980	774,289
Trades and Notes Receivable	772,666	622,773
Financial lease debtors	3,796	4,317
Other Debtors	190,194	168,532
Gross Subtotal	966,656	795,622
Estimated Trades and Uncollectable Notes —Bad Debt	13,328	13,584
Estimated Financial leases	0	0
Estimated Miscellaneous— Bad Debt	5,348	7,749
Subtotal Bad Debt	18,676	21,333
Non Current Receivables
Trades and Notes Receivable	905	541
Financial lease debtors	4,151	5,599
Other Debtors	5,108	5,825
Net Subtotal	10,164	11,965
Trades and Notes Receivable	905	541
Financial lease debtors	4,151	5,599
Other Debtors	5,108	5,825
Gross Subtotal	10,164	11,965
Estimated Trades and Uncollectable Notes —Bad Debt	0	0
Estimated Financial leases	0	0
Estimated Miscellaneous— Bad Debt	0	0
Subtotal Bad Debt	0	0

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable as of June 30, 2011, 90.55% is current, 7.23% is between 1 and 15 days past due, 0.64% is between 16 and 30 days past due, 0.24% is between 31 and 60 days past due, 0.42% is between 61 and 90 days past due, 0% is between 91 and 180 days past due, being the maximum distribution of credit for Arauco.

The following table shows the percentages in Sales debtors net, as of June 30, 2011:

Accounts receivables

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	687,556	54,897	4,841	1,833	3,182	0	7,028	759,338
%	90.55	7.23	0.64	0.24	0.42	0	0.93	100%

Arauco has recognized impairment over the last five years in the amount of U.S.$8,73 which represents 0.05% of total sales during this period.

Sales debtor impairment as a percentage of total sales

	2011	2010	2009	2008	2007	Last 5 years
Sales Debtors Impairment	0.03%	0.01%	0.03%	0.16%	0.03%	0.05%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first two quarters of 2011 amount to U.S.$232,25 million which represents 21.28% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is an Uncollectable Debtors Provision Policy under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries (such as banks, brokers dealers and mutual funds), a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

June, 2011 (1):

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	152	0	0	329	0	152	329	Monthly	TJLP+1.2%	TJLP+1.2%
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	173	0	0	257	0	173	257	Monthly	TJLP+1.2%	TJLP+1.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-United States	0	24,000	24,234	194,651	0	48,234	194,651	(l) semiannual; (k) semiannually from 2011	Libor 6 months +0.2%	Libor 6 months +0.2%
-	Industrias Forestales S.A.	U.S. Dollar	Banco BBVA	0	4,004	0	0	0	4,004	0	Maturity	0.80%	0.80%
-	Industrias Forestales S.A.	U.S. Dollar	Banco BBVA	0	0	10,013	0	0	10,013	0	Maturity	0.95%	0.95%
-	Arauco do Brasil S.A.	Real	Banco HSBC	64	0	0	220	0	64	220	Maturity	5.50%	5.50%
-	Arauco do Brasil S.A.	Real	Banco Bradesco	0	0	96	683	0	96	683	Maturity	5.50%	5.50%
-	Arauco do Brasil S.A.	Real	Banco Do Brazil -Brazil	5,597	0	0	0	0	5,597	0	Maturity	6.75%	6.75%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	85	0	0	1,082	4,270	85	5,352	Monthly	TJLP+3.80%	TJLP+3.80%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	227	0	0	714	0	227	714	Maturity	TJLP+1.10%	TJLP+1.10%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	6,018	0	0	1,023	0	6,018	3,024	Monthly	11.25%	11.25%
-	Arauco Forest Brasil S.A.	U.S.Dollar	Banco Votorantim-Brazil	6	0	0	109	369	6	478	Maturity	3.30%	3.30%
-	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	81	0	0	249	0	81	249	Monthly	4.50%	4.50%
-	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	0	10	23	0	0	33	0	Maturity	5.50%	5.50%
-	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	0	0	0	164	0	0	164	Maturity	5.50%	5.50%
	Arauco Forest Brasil S.A.	Real	Banco Itau-Brazil	316	0	0	1,093	0	316	1,093	Maturity	4,50%	4,50%
-	Arauco Forest Brasil S.A.	Real	Banco Santander	3,238	0	0	0	0	3,238	0	Maturity	6.75%	6.75%
-	Arauco do Brasil S.A.	Real	Banco Badesco	50	0	0	0	0	50	0	Maturity	5.50%	5.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S.Dollar	American Express	390	0	0	0	0	390	0	Maturity	1.05%	1.05%
-	Industrias Forestales S.A.	U.S. Dollar	Banco Macro	0	2,003	0	0	0	2,003	0	Maturity	1.00%	1.00%
-	Industrias Forestales S.A.	U.S. Dollar	Banco Galicia	0	2,002	0	0	0	2,002	0	Maturity	0.90%	0.90%
-	Industrias Forestales S.A.	U.S. Dollar	Banco Galicia	0	0	5,008	0	0	5,008	0	Maturity	1.10%	1.10%
-	Industrias Forestales S.A.	U.S. Dollar	Citibank	0	0	5,007	0	0	5,007	0	Maturity	1.00%	1.00%
-	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	87	0	0	350	0	87	350	Monthly	0.00%	0.00%
76,721,630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-United States	9,646	0	25,713	51,708	0	35,359	55,520	Quarterly	Libor 3 months +0.375%	Libor 3 months +0.375%

			Total	26,130	32,019	70,094	252,632	4,639	128,243	257,271

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	309	48,353	0	309	48,353	(l) semiannual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,295	55,063	427,149	2,295	482,212	(l) semiannual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	697	0	97,003	0	697	97,003	(l) semiannual; (k) maturity	2.40	2.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	0	2,512	0	47,486	275,789	2,512	323,275	(l) semiannual; (k) maturity	3.22	3.22
-	Alto Paraná S.A.	U.S. Dollar	Bonds 144 A-Argentina	0	0	1,004	335,773	17,213	1,004	352,986	(l) semiannual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2019	15,205	0	0	145,000	620,645	15,205	765,455	(l) semiannual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	138,172	2,734	175,672	(l) semiannual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 4ª emission	0	395,849	0	0	0	395,849	0	(l) semiannual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 5ª emission	7,303	0	0	322,123	0	7,303	322,123	(l) semiannual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 6ª emission	0	0	4,047	430,145	0	4,047	430,145	(l) semiannual; (k) maturity	5.64	5.63
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	0	0	80,000	492,998	3,889	572,998	(l) semiannual; (k) maturity	5.02	5.00
			Total	31,397	401,792	7,655	1,598,446	1,971,966	440,844	3,570,412

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	24	50	113	13	0	187	13	Monthly	4.50	4.50

			Total	24	50	113	13	0	187	13

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2010 (1):

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	144	0	0	406	0	144	406	Monthly	TJLP+1.2%	TJLP+1.2%
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	161	0	0	308	0	161	308	Monthly	TJLP+1.2%	TJLP+1.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-United States	0	260	24,000	219,463	79	24,260	219,542	(l) semiannual; (k) semiannually from 2011	Libor 6 months +0.2%	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA	30,001	0	0	0	0	30,001	0	Maturity	0.26%	0.26%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	American Express	495	0	0	0	0	495	0	Maturity	0.00%	0.00%
-	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	0	8,905	0	0	0	8,905	0	Maturity	6.75%	6.75%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	82	0	0	1,267	3,480	82	4,747	Monthly	TJLP+3.80%	TJLP+3.80%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	213	0	0	806	260	213	1,066	Maturity	11.25%	11.25%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	137	0	2,501	3,989	260	2,638	4,249	Monthly	TJLP+3.80%	TJLP+3.80%
-	Arauco Forest Brasil S.A.	U.S.Dollar	Banco Votorantim-Brazil	6	0	0	109	375	6	484	Maturity	11.25%	11.25%
-	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	71	0	0	271	0	71	271	Monthly	4.50%	4.50%
-	Arauco Forest Brasil S.A.	Real	Banco Itau-Brazil	186	0	0	647	0	186	647	Maturity	4.50%	4.50%
-	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	81	0	0	0	358	81	358	Monthly	0.00%	0.00%
76,721,630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-United States	9,860	0	25,713	69,094	0	35,573	69,094	Quarterly	Libor 3 months +0.375%	Libor 3 months +0.375%
			Total	41,437	9,165	52,214	296,360	4,812	102,816	301,172

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	303	48,190	0	303	48,190	(l) semiannual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,250	53,987	424,911	2,250	478,898	(l) semiannual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	684	0	96,006	0	684	96,006	(l) semiannual; (k) maturity	2.40	2.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	0	2,422	0	41,385	280,729	2,422	322,114	(l) semiannual; (k) maturity	3.23	3.22
-	Alto Paraná S.A.	U.S. Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	292,482	1,004	361,332	(l) semiannual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2019	15,205	0	0	145,000	638,387	15,205	783,387	(l) semiannual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	142,808	2,734	180,308	(l) semiannual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 4ª emission	0	8,914	386,558	0	0	395,472	0	(l) semiannual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 5ª emission	7,303	0	0	329,510	0	7,303	329,510	(l) semiannual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 6ª emission	0	0	4,047	440,252	0	4,047	440,252	(l) semiannual; (k) maturity	5.64	5.63
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	5,556	0	0	80,000	502,661	5,556	582,661	(l) semiannual; (k) maturity	5.02	5.00
			Total	29,068	14,754	393,158	1,340,680	2,281,978	436,980	3,622,658

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	27	54	250	49	0	331	49	Monthly	4.50	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	13	0	0	0	0	13	0	Monthly	4.50	4.50
			Total	40	54	250	49	0	344	49

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

As of the date of these financial statements, Arauco holds ThU.S.$13,246 as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of June 30, 2011, the assets covered by an indirect guarantee amounted to ThU.S.$571,158. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on Alto Paraná bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to ThU.S.$51,678, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Bosques Arauco	Guarantee Letter	—	CH Pesos	30	Chilean Tax Authority
Bosques Arauco	Guarantee Letter	—	CH Pesos	1	Direction of civil aeronautic
Bosques Arauco	Guarantee Letter	—	CH Pesos	1	Direction of civil aeronautic
Bosques Arauco	Guarantee Letter	—	CH Pesos	14	State Railway Company
Bosques Arauco	Guarantee Letter	—	CH Pesos	5	State Railway Company
Forestal Valdivia	Guarantee Letter	—	CH Pesos	1	General Directoate of Maritime Territory
Forestal Celco	Bank Ballot	—	CH Pesos	4	Direction of civil aeronautic
Arauco Forest Brasil	Guarantee Letter	—	USDollars	7,500	Banco Votorantim S.A.
Arauco Forest Brasil	Guarantee Letter	—	US Dollar	1,922	Banco Santander S.A.
Arauco do Brasil S.A.	Bank Ballot	—	US Dollar	2,490	Tradener Ltda.
Arauco do Brasil S.A.	Pledge	Property, plant and equipment -		1,278	Banco Alfa S.A.
		TOTAL		13,246
Indirect:
Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Not joint and cumulative guarantee	—	Euros	249,480	Montes del Plata
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná S.A. (Bonds Holders 144 A)
Bosques Arauco S.A.	Buy-back	—	UF	3,384	Leasing Banco Santander
Bosques Arauco S.A.	Buy-back	—	UF	2,146	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	—	UF	1,099	Leasing Banco Santander
Forestal Valdivia S.A.	Buy-back	—	UF	1,221	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	—	UF	19,216	Banco Santander
Forestal Celco S.A.	Buy-back	—	UF	1,278	Banco Chile
		TOTAL		571,158

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in a functional currency different than the one defined by Arauco.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Income.

Sensitivity analysis considers a variation of + / -10% of the exchange rate as of March 31, 2011 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of + / -10% in relation to the Chilean Peso would mean an EBITDA an annual variation of + / - 0.01% on the income after tax and + / -2.68% and 1.85% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	06/30/2011	12/31/2010
Bonds Issued in UF (E Series) (*)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	2,000,000	3,000,000

(*)	Arauco placed an E series bond in November 2008 for an amount of 1,000,000 UF at an annual rate of 4.00% payable semi-annually.

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of June 30, 2011, 7.1% of the Company’s bonds and bank loans bear interest at variable rates. A change of + /—10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of + /—0.02% and equity would not be affected.

	June 2011 ThU.S.$	Total
Fixed rate	3,205,734	92.9%
Bonds issued	3,071,427
Loans with Banks (*)	134,107
Financial leasing	200
Variable rate	246,311	7.1%
Bonds issued	0
Loans with banks	246,311
Total	3,452,045	100.00%

(*)	Includes bank loans with variable rate swapped to fixed rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2010 ThU.S.$	Total
Fixed rate	3,197,239	92.7%
Bonds issued	3,051,620
Loans with Banks (*)	145,226
Financial leasing	393
Variable rate	252,330	7.3%
Bonds issued	0
Loans with banks	252,330
Total	3,449,569	100.00%

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales and directly affect the net income for the period.

As of June 30, 2011, operational income due to pulp sales accounted for 48.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + / - 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / -10% in the average pulp price would mean an EBITDA annual variation of + / -22.89%, on the income after tax and + / -10.72% and + / -1.88% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with Arauco’s senior management internal reporting structure, which is used to support operating decisions and resource allocation. Furthermore, the availability of relevant financial information has been considered in order to define operating segments. The persons responsible for making the decisions mentioned above are the Chief Executive Officer and Corporate Managing Directors of each business area (segment).

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services that Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 8 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the Company has a total annual production capacity of 3.2 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation, 8 in Chile and 1 in Argentina, the Company has a production capacity of 2.8 million cubic meters of sawn wood.

Furthermore, the company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 927 thousand hectares are used for plantations, 377 thousand hectares for native forests, 156 thousand hectares for other uses and 78 thousand hectares are to be planted. Arauco’s principal plantations consist of Radiata and taeda pine. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 128 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

Summary financial information of assets, liabilities and income by segment, are as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

For the 6 months period ended June 30, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,139,575	363,085	78,417	641,310	12,433	0	2,234,820	0	2,234,820
Ordinary activity income among segments	18,853	6	422,488	9,186	13,287	0	483,820	(483,820)	0
Financial income	0	0	0	0	0	11,406	11,406	0	11,406
Financial costs	0	0	0	0	0	(104,095)	(104,095)	0	(104,095)
Financial costs, net	0	0	0	0	0	(92,689)	(92,689)	0	(92,689)
Depreciation and amortizations	68,540	9,608	5,934	27,294	1,936	1,308	114,620	0	114,620
Sum of significant income accounts	0	0	114,976	0	0	0	114,976	0	114,976
Sum of significant expense accounts	0	0	3,745	0	0	0	3,745	0	3,745
Income (loss) of each specific segment	399,023	30.622	35,718	80,672	1,715	(188,151)	359,599	0	359,599
Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	(940)	(940)	0	(940)
Joint ventures	(2,355)	0	(6,361)	0	0	1,379	(7,337)	0	(7,337)
Income tax expense	0	0	0	0	0	(93.651)	(93,651)	0	(93,651)
Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	123,246	39,258	79,591	99,000	122	461	341,678	0	341,678
Acquisition and contribution of investments in associates and joint venture	19,459	0	16,279	0	0	0	35,738	0	35,738
Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,000,785	331,823	42,975	343,785	353	0	1,719,721	0	1,719,721
Ordinary income—foreign (Foreign companies)	138,790	31,262	35,442	297,525	12.080	0	515,099	0	515,099
Total Ordinary Income	1,139,575	363,085	78,417	641,310	12,433	0	2,234,820	0	2,234,820

For the period ended June 30, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,027,809	549,840	5,350,236	1,596,512	46,800	1,277,184	12,848,381	(9,791)	12,838,590
Investments accounted through equity method
Associates	0	0	0	0	0	118,018	118,018	0	118,018
Joint Ventures	50,693	0	337,761	0	0	21,738	410,192	0	410,192
Segment liabilities	69,692	52,122	124,924	295,208	15,897	5,164,637	5,722,480	0	5,722,480
Chile	2,661,500	262,929	3,446,385	345,108	33	233,401	6,949,356	1,519	6,950,875
Foreign	522,063	24,773	1,316,331	690,467	32,784	113,377	2,699,795	0	2,699,795
Non-current assets, Total	3,183,563	287,702	4,762,716	1,035,575	32,817	346,778	9,649,151	1,519	9,650,670

98

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

For the 6 months period ended June 30, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	814,667	274,661	69,535	528,323	11,083	0	1,698,269	0	1,698,269
Ordinary activity income among segments	12,194	16,200	285,281	7,056	9,546	0	330,277	(330,277)	0

Financial income	0	0	0	0	0	10,728	10,728	0	10,728
Financial costs	0	0	0	0	0	(107,563)	(107,563)	0	(107,563)
Financial costs, net	0	0	0	0	0	(96,835)	(96,835)	0	(96,835)
Depreciation and amortizations	67,219	9,625	4,657	25,395	1,907	1,358	110,161	0	110,161
Sum of significant income accounts	22,447	1,069	72,627	2,150	0	0	98,293	0	98,293
Sum of significant expense accounts	819	6,457	9,140	4,366	0	0	20,781	0	20,781
Income (loss) of each specific segment	304,923	24,861	20,787	74,577	1,967	(190,586)	236,529	0	236,529
Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	283	283	0	283
Joint ventures	(453)	0	(2,510)	0	0	561	(2,402)	0	(2,402)
Income tax expense	0	0	0	0	0	(59,334)	(59,334)	0	(59,334)
Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	122,888	10,775	120,096	24,705	627	466	279,557	0	279,557
Acquisition and contribution of investments in associates and joint venture	4,650	0	0	0	0	6,977	11,627	0	11,627
Nationality of Ordinary Income
Ordinary income (Chilean companies)	674,728	246,229	46,935	276,413	557	0	1,244,862	0	1,244,862
Ordinary income—foreign (Foreign companies)	139,939	28,432	22,600	251,910	10,526	0	453,407	0	453,407
Total Ordinary Income	814,667	274,661	69,535	528,323	11,083	0	1,698,269	0	1,698,269

Year ending December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,840,362	546,386	5,237,801	1,438,486	50,120	1,412,275	12,525,430	(19,098)	12,506,332
Investments accounted through equity method
Associates	0	0	0	0	0	114,155	114,155	0	114,155
Joint Ventures	33,588	0	328,622	0	0	21,839	384,049	0	384,049
Segment liabilities	153,270	54,132	112,374	256,864	13,469	5,075,648	5,665,757	0	5,665,757
Chile	2,594,804	234,382	3,425,316	295,677	1,978	225,815	6,777,972	2,486	6,780,458
Foreign	531,107	31,550	1,242,324	644,501	35,367	88,909	2,573,758	0	2,573,758
Non-current assets, Total	3,125,911	265,932	4,667,640	940,178	37,345	314,724	9,351,730	2,486	9,354,216

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

For quarter April-June 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	609,384	185,513	43,840	342,299	6,735	0	1,187,771	0	1,187,771
Ordinary activity income among segments	9,472	0	285,735	4,618	6,561	0	306,386	(306,386)	0
Financial income	0	0	0	0	0	4,120	4,120	0	4,120
Financial costs	0	0	0	0	0	(52,520)	(52,520)	0	(52,520)
Financial costs, net	0	0	0	0	0	(48,400)	(48,400)	0	(48,400)
Depreciation and amortizations	34,497	4,731	3,000	13,712	974	657	57,571	0	(57,571)
Sum of significant income accounts	0	0	57,630	0	0	0	57,630	0	57,630
Sum of significant expense accounts	0	0	260	0	0	0	260	0	260
Income (loss) of each specific segment	210,783	17,259	15,435	39,472	750	(100,603)	183,096	0	183,096
Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	(1,109)	(1,109)	0	(1,109)
Joint ventures	(1,873)	0	(2,160)	0	0	761	(3,272)	0	(3,272)
Income tax expense	0	0	0	0	0	(46,491)	(46,491)	0	(46,491)
Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	58,676	23,911	44,530	67,839	107	276	195,339	0	195,339
Acquisition and contribution of investments in associates and joint venture	15,959	0	779	0	0	0	16,738	0	16,738
Nationality of Ordinary Income
Ordinary income (Chilean companies)	541,061	166,638	24,580	174,076	189	0	906,544	0	906,544
Ordinary income-foreign (Foreign companies)	68,323	18,875	19,260	168,223	6,546	0	281,227	0	281,227
Total Ordinary Income	609,384	185,513	43,840	342,299	6,735	0	1,187,771	0	1,187,771

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

For quarter April-June 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	428,415	161,639	42,061	275,341	5,933	0	913,390		913,390
Ordinary activity income among segments	9,680	15,112	149,374	3,698	5,499	0	183,363	(183,363)	0
Financial income	0	0	0	0	0	2,144	2,144	0	2,144
Financial costs	0	0	0	0	0	(57,628)	(57,628)	0	(57,628)
Financial costs, net	0	0	0	0	0	(55,484)	(55,484)	0	(55,484)
Depreciation and amortizations	41,733	5,445	2,631	13,961	1,009	0	64,779	0	64,779
Sum of significant income accounts			41,346	2,150	0	0	43,496	0	43,496
Sum of significant expense accounts	(16,110)	2,235	4,879	608	0	0	(8,388)	0	(8,388)
Income (loss) of each specific segment	199,543	24,609	4,075	50,681	2,865	(107,771)	174,002	0	174,002
Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	118	118	0	118
Joint ventures	440	0	(1,989)	0	0	816	(733)	0	(733)
Income tax expense						(46,623)	(46,623)	0	(46,623)
Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	80,789	2,951	55,675	13,412	627	466	153,920	0	153,920
Acquisition and contribution of investments in associates and joint venture	0	0	(7,350)	0	0	2,977	(4,373)	0	(4,373)
Nationality of Ordinary Income
Ordinary income (Chilean companies)	349,960	145,697	29.209	141,275	393	0	666,535	0	666,535
Ordinary income-foreign (Foreign companies)	78,455	15,942	12,852	134,066	5,540	0	246,855	0	246,855
Total Ordinary Income	428,415	161,639	42,061	275,341	5,933	0	913,390	0	913,390

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend payment is determined based on the effective realized income, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net income at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)	Those generated through the acquisition of entities. These results will be restored to the net income at the time of their realization. For this purpose, the results are realized when acquired entities generate an income after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net income as of June 30, 2011 and December 31, 2010 corresponding to 40% of the distributable net income for each period:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 06/30/2011	354,065
Adjustments
Biological Assets
Unrealized	(114,969)
Realized	117,951
Deferred income taxes	(3,545)
Total adjustments	(563)
Distributable Net Income at 06/30/2011	353,502

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2010	694,750
Adjustments
Biological Assets
Unrealized	(221,502)
Realized	200,320
Deferred income taxes	(1,744)
Biological Assets (net)	(22,926)
Negative Goodwill	(1,113)
Total adjustments	(24,039)
Distributable Net Income at 12/31/2010	670,711

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other non-current financial liabilities included in the Consolidated Balance Sheet dated June 30, 2010 shows ThU.S.$197,734 and ThU.S.$141,401 correspond to the provision of minimum dividend for the year 2011.

Earnings per share

The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

Gains (losses) per Shares	January-June		April- June
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	354,065	236,529	181,578	174,073
Weighted average of number of shares, basic	113,152,446	113,152,446	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	3.13	2.09	1.60	1.54

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. EVENTS AFTER REPORTING PERIOD (IAS 10)

1) According to information provided by the Company as a material fact on January 18, 2011, Inversiones Arauco Internacional Limitada—a subsidiary of the Company—and Stora Enso approved a project to build a state of the art pulp mill with a guaranteed annual capacity of 1.3 million tons, a dock and a power plant that generates energy from renewable sources in Punta Pereira, an area located in the Colonia department in Uruguay.

In connection with this project, we hereby announce that, during the Company’s 24th Extraordinary Shareholders Meeting held on July, 29, 2011, the Company’s shareholders approved the granting of a limited several but not joint guarantee (fianza no solidaria y limitada), to secure the obligations that the Uruguayan corporations Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. assume, on the one hand, in respect of certain loans granted by Banco Interamericano de Desarrollo (BID) of up to US$600,000,000 (of which US$200,000,000 would be directly granted by BID and the rest by BNP Paribas, DnB Nor, Nordea, Santander or other financial institutions to which BID will syndicate the loan) and, on the other hand, in respect of a credit agreement that is being negotiated with Finnvera, a Finnish financial institution for export credit (Export Credit Agency, or ECA), of up to US$900,000,000 to be granted by BNP Paribas, DnB Nor, Nordea and Santander, which agreement may later be assigned to Finnish Export Credit Limited, all of the above, in order to finance a portion of the construction of the pulp mill mentioned before.

The total amount to be granted pursuant to the abovementioned loans will not exceed US$1,354,000,000, and the abovementioned guarantee to be granted by Celulosa Arauco y Constitución S.A. will severally but not jointly guarantee an amount equal to 50% of such loans.

2) At the meeting held on July14, 2011, the Board of Directors of Celulosa Arauco y Constitución S.A. passed the following resolution:

a) To create the position of Executive Vice President in the Company’s top management, appointing Mr. Matías Domeyko Cassel, who, until the date thereof, served as General Manager of Arauco.

The creation of the position of Executive Vice President responds to the significant growth of Arauco’s group of companies in recent years, both in their business lines and in their international expansion. For such reason, it was deemed convenient to incorporate into Arauco’s organization the best international practices of corporate governance of companies of similar size and importance in order to strength the management and development of the Company and its subsidiaries.

The Executive Vice President will directly report to the Company’s board of directors, and will primarily focus on Arauco’s strategic planning, its development and international expansion, to strengthen the integration of the different businesses of Arauco’s group of companies, to incorporate the best international practices of corporate governance, and in general to strengthen the management and development of the Company and its subsidiaries and to coordinate the compliance of the guidelines set forth by the Company’s board of directors. The General Manager (discussed below) will directly report to the Executive Vice President.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

b) To appoint, as the new General Manager of the Company, Mr. Cristián Infante Bilbao, who, until the date thereof, served as the Corporate Management and Development Director. Mr. Cristián Infante Bilbao has broad experience with the Company’s various lines of business, and in past years has served as the head of Arauco’s subsidiaries in Argentina and Brazil, and has also made significant contributions to the Montes del Plata pulp project in Uruguay.

As of the date thereof, both Mr. Domeyko and Mr. Infante have assumed their new positions in the Company.

c) The authorization of the issuance and publication of these interim Cosolidated Financial Statements for the period ended on June 30, 2011 was approved on the Company’s Number 452 Extraordinary Board of Directors Meeting held on August 23, 2011.

After June 30, 2011 and until date of issuance of these financial statements , there have been no other event of financial or other nature to inform.